As filed with the Securities and Exchange Commission on September 15, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Westech Capital Corp.
(Exact Name of Registrant as Specified in its Charter)

Delaware	6211	13-3577716
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2700 Via Fortuna, Suite 400
Austin, Texas 78746
(512) 306-8222
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kurt J. Rechner
President and Chief Operating Officer
2700 Via Fortuna, Suite 400
Austin, Texas 78746
(512) 306-8222
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John R. Hempill
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 468-8000

     Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate Offering	Amount of
Securities to be Registered	Registered	Price Per Share	Price(1)	Registration Fee
Common Stock, par value $0.001 per share	678,193	$16.25	$11,020,636.25	$1,396.31

(1)	Estimated solely for purposes of calculating the registration fee as follows: (a) with respect to the 578,193 shares issued to John J. Gorman, pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average bid and asked price on September 9, 2004 of

$16.25 per share, and (b) with respect to the shares issuable to Mark M. Salter, pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average bid and asked price on September 9, 2004 of $16.25 per share. The “Proposed Maximum Aggregate Offering Price Per Share” reported is the average price per share calculated in accordance with subsections (a) and (b) set forth above.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated September 15, 2004

PROSPECTUS

Westech Capital Corp.

678,193 Shares

Common Stock

     This prospectus relates to 678,193 shares of our common stock which may be sold from time to time by the selling stockholders listed on page 35, including their transferees, pledges or donees or their respective successors. The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The selling stockholders may sell the offered shares in public or private transactions, at prevailing market prices or at privately negotiated prices, in transactions that may or may not involve the OTC Bulletin Board quotation service or the Pink Sheets. In connection with these sales, the selling stockholders may use underwriters, broker-dealers, or agents, who may receive compensation with the sales of the common stock.

  We will not receive any proceeds from the sale of these shares.

     Our common stock is not listed on any national securities exchange or the Nasdaq Stock Market, but is quoted on the OTC Bulletin Board under the symbol “WSTH.” On September 9, 2004, the last reported bid price for our common stock was $16.00 per share.

     Our main corporate offices are located at 2700 Via Fortuna, Suite 400, Austin, Texas 78746. Our telephone number at that location is (512) 306-8222.

     Investment in our common stock involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 15, 2004.

     If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

     You should rely only on the information contained in this prospectus. We have not , and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offering to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected financial position and operating results, our business strategy, and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” or “intend.” These forward-looking statements reflect our plans, expectations and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

     Statements regarding factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, or cautionary statements, include, among others, those under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus, including in conjunction with the forward-looking statements included in this prospectus. All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified by the cautionary statements. Your should carefully review the risk factors described in our other filings with the Securities and Exchange Commission from time to time, including our reports on Forms 10-Q and 10-K which will be filed in the future, as well as our other reports and filings with the SEC.

     Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.

i

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our consolidated financial statements and related notes, and consider the information set forth under “Risk Factors” before making an investment decision.

WESTECH CAPITAL CORP.

     We are engaged in the business of providing brokerage and related financial services to institutional and retail customers nationwide. However, we believe our Austin, Texas headquarters and our research and trading focus on telecommunications and technology gives us a unique insight into this growing and technologically focused region. Through Tejas Securities, a registered broker-dealer and investment advisor, we offer:

•	brokerage services;

•	investment research;

•	market-making activities in stocks traded on the Nasdaq Stock Market; and

•	investment banking services.

     We provide brokerage services to approximately 5,000 retail customers and 500 institutional customers. We offer customers the ability to buy and sell securities, security options, mutual funds, index funds, fixed income products, annuities and other investment securities. We provide our customers with the ability to receive stock quotes and access research on the Internet through our website (www.tejassec.com). Our marketing strategy emphasizes our high level of service and unique knowledge of the companies covered by our research department.

     The cornerstone of our business is our research and trading capabilities. Currently, our research department consists of four analysts with expertise in special situation equity research and in distressed securities research. The analyst group has the background to analyze many industries, but has a primary focus on telecommunications and technology. We believe that the rapid changes in each of these industries provide excellent investment opportunities. We anticipate that we will continue to devote a substantial portion of our resources to support our research department.

     In August 1999, the National Association of Securities Dealers, Inc., or the NASD, approved Tejas Securities to make markets in Nasdaq Stock Market securities. Making markets in securities facilitates the execution of securities transactions for our customers. Tejas Securities acts as a market maker for approximately 170 public corporations whose stocks are traded on the Nasdaq Stock Market.

     In the past, we raised capital for corporations through public and private offerings of securities either as a syndicate member or as a managing underwriter. We also provided advisory services for companies involved in merger and acquisition activities. During 2004, we completed two PIPE (Private Investment in Public Entity) transactions and began to devote more resources to our investment banking activities.

     Our principal offices are located at 2700 Via Fortuna, Suite 400, Austin, Texas 78746 and our telephone number is (512) 306-8222. Our website is located at http://www.tejassec.com. Information contained on our website is not a part of this prospectus.

The Offering

     The following information is based upon the number of our shares outstanding as of August 31, 2004 and excludes 339,000 shares that may be issued upon the exercise of outstanding options granted pursuant to our stock option plan.

Common stock offered by:
selling stockholders	678,193 shares

Common stock outstanding as of August 31, 2004	1,513,024 shares

Use of proceeds	The selling stockholders will receive all net proceeds from the offering of our common stock covered by this prospectus. We will not receive any proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 4 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

OTC Bulletin Board Symbol	WSTH

SUMMARY FINANCIAL DATA

     The summary consolidated financial data set forth below should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data for the years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements and notes to the consolidated financial statements, and are not included in this prospectus. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements and notes to the consolidated financial statements, and are included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2003 and 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, and in management’s opinion include all adjustments necessary for the fair presentation of our consolidated statement of operations and consolidated statement of financial condition for the periods then ended. Historical financial results may not be indicative of our future performance.

						Six Months Ended
	Year Ended December 31,					June 30,
	1999	2000	2001	2002	2003	2003	2004
			(in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Commissions	$25,291	$16,819	$25,616	$19,467	$29,260	$16,739	$10,951
Investment banking	926	1,831	317	336	73	30	2,368
Trading income (loss)	3,476	(4,077)	(631)	1,297	(2,793)	(1,728)	194
Other	740	136	26	135	44	(8)	48

Total revenue	30,433	14,709	25,328	21,235	26,584	15,031	13,561
Employee compensation	19,993	13,954	18,666	15,667	19,141	11,038	8,710
Other expenses	4,803	7,619	5,352	4,979	5,914	3,070	3,372

Total expenses	24,796	21,573	24,018	20,646	25,054	14,108	12,082
Income (loss) before income taxes and minority interest	5,637	(6,864)	1,310	588	1,529	923	1,479
Income tax expense (benefit)	2,202	(2,214)	495	298	682	384	616
Minority interest	297	(651)	(19)	—	—	—	—

Net income (loss)	$3,138	$(3,999)	$833	$290	$847	$539	$863

Earnings (loss) per share:
Basic	$2.51	$(3.17)	$0.62	$0.19	$0.56	$0.36	$0.57

Diluted	$2.25	$(3.17)	$0.53	$0.19	$0.54	$0.36	$0.51

Weighted average shares outstanding:
Basic	1,250,119	1,261,721	1,348,097	1,512,024	1,512,024	1,512,024	1,512,024

Diluted	1,529,197	1,261,721	1,546,112	1,525,703	1,563,876	1,512,024	1,699,571

STATEMENT OF FINANCIAL CONDITION DATA:
Cash and cash equivalents	$2,732	$483	$548	$751	$552	$185	$671
Deposit with clearing organization	100	250	260	—	—	—	—
Receivable from clearing organization	64	736	1,905	—	—	2,491	—
Securities owned	6,208	2,433	3,012	5,985	5,602	4,656	9,665
Other assets	2,534	3,398	1,515	2,539	2,203	2,241	1,382

Total assets	$11,638	$7,299	$7,241	$9,275	$8,356	9,573	11,718

Accounts payable, accrued expenses, and other liabilities	$2,905	$1,870	$3,184	$2,381	$2,377	$3,054	$3,364
Securities sold, not yet purchased	188	446	333	985	221	1,511	232
Payable to clearing organization	1,720	457	—	972	742	—	1,679
Notes Payable	—	2,250	500	2,423	1,655	1,955	2,220
Subordinated debt	1,000	1,000	1,000	—	—	—	—

Total liabilities	5,813	6,023	5,016	6,761	4,995	6,520	7,495
Minority interest	977	377	—	—	—	—	—
Total stockholders’ equity	4,848	899	2,224	2,514	3,361	3,053	4,223

Total liabilities and stockholders’ equity	$11,638	$7,299	$7,241	$9,275	$8,356	$9,573	$11,718

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus, including our consolidated financial statements and the notes thereto, before deciding whether to purchase our common stock. The risk factors provided by us are not a guarantee of future performance. Actual results may differ materially as a result of various factors, many of which are outside of our control, including the factors discussed below. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment.

Risks Related to Our Business

Our Quarterly Financial Results Fluctuate And May Be Difficult To Predict

     Our revenues and operating expenses are influenced by fluctuations in the equity and debt markets, general economic and market conditions, as well as our ability to identify investment opportunities for our trading accounts and our customer accounts. Currently, our revenue is derived primarily from principal debt and equity transactions, which generate both commission revenue and investment income. Our revenues may fluctuate from quarter to quarter due to some seasonality of our revenue cycle.

Failure Of Third-Party Vendors To Provide Critical Services Could Harm Our Business.

     We rely on a number of third parties to assist in the processing of our transactions, including online and Internet service providers, our clearing organizations, market data providers such as Bloomberg and Reuters, and market makers. As our business grows, we cannot be assured that the technology and services we require from third parties will be available. While we have selected these third-party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could have a material adverse effect on our business, financial condition and operating results and could cause us to be unable to timely and accurately process our clients’ transactions or maintain complete and accurate records of such transactions.

We Are Subject To Market Forces Beyond Our Control Which Could Impact Us More Severely Than Our Competitors.

     We, like other securities firms, are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. In recent years, the U.S. securities markets have experienced significant volatility. Over the past few years, the stock markets have suffered major declines and advances that has increased the volatility of our revenues. If our trading volume decreases, our revenues decline. Also, when trading volume is low, our profitability is adversely affected because our overhead remains relatively fixed, despite lower compensation costs associated with commission revenues. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results. We have diversified our product and service revenue streams through the offering of government and municipal securities, market making activities and investment banking activities to reduce our reliance on revenues generated from distressed corporate securities. However, some of our competitors with a more diverse customer base and product and service offerings might withstand such a downturn in the securities industry better than we would.

Our Customers May Default On Their Margin Accounts, Effectively Passing Their Losses On To Us.

     Our customers sometimes purchase securities on margin through our clearing organization; therefore, we are subject to risks inherent in extending credit. This risk is especially great when the market is rapidly declining. In such a decline, the value of the collateral securing the margin loans could fall below the amount of a customer’s indebtedness. Specific regulatory guidelines mandate the amount that can be loaned against various security types. We rigorously adhere to these guidelines and in a number of instances exceed those requirements. Independent of our review, our corresponding clearing organization independently maintains a credit review of our customer accounts. If customers fail to honor their commitments, the clearing organization would sell the securities held as collateral. If the value of the collateral were insufficient to repay the loan, a loss would occur, which we may be required to fund. Any such losses could have a material adverse effect on our business, financial condition and operating results.

We Are Subject To Strict Government Regulation And The Failure To Comply Could Result In Disciplinary Actions.

     Our business and industry have changed substantially since we began offering brokerage services, and we expect the pace of change in the brokerage industry to continue. Recently, the brokerage industry has experienced a great deal of negative exposure due to insider trading, research improprieties, mutual fund trading improprieties and a lack of investor confidence in the industry as a whole. As a result, regulatory agencies and the U.S. government have intervened in an attempt to resolve these various issues. While we strive to provide proper training to employees and to comply with all new regulations, the demands placed upon our personnel and financial resources may be too significant for us to quickly adapt to a changing environment and may impact our ability to provide our current services or to expand our services.

     The securities industry in the U.S. is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of their business.

     The SEC, NASD or other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of a system to ensure compliance with these laws and rules, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed noncompliance in the future, which could have a material adverse effect on our business, financial condition and operating results.

     In addition, our operations and profitability may be affected by additional legislation, changes in rules promulgated by the SEC, NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges and other self-regulatory organizations, and state securities commissions, or changes in the interpretation or enforcement of existing laws and rules.

     The NASD regulates all of our marketing activities. The NASD can impose certain penalties for violations of its advertising regulations, including censures or fines, suspension of all advertising, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees. Tejas Securities’ compliance officer reviews all marketing materials prior to release in an effort to ensure compliance with NASD regulations.

     There can be no assurance that other federal, state or foreign agencies will not attempt to regulate our business. If such regulations are enacted, our business or operations might be rendered more costly or burdensome, less efficient, or even commercially impossible to continue, or such regulations could otherwise have a material adverse effect on our business, financial condition and operating results.

We Are Subject to Operating Risks, Which May Negatively Affect Our Business.

     Operating risks arise from the daily conduct of our business and relate to the potential for deficiencies in control processes and systems, mismanagement of our activities or mismanagement of customer accounts by our employees. We rely heavily on computer and communication systems in order to conduct our brokerage activities. Third party vendors, such as the clearing organization and news and quote providers, provide many of the systems critical to our business. Our business could be adversely impacted if any of these systems were disrupted.

     Our employees receive specialized training for this industry and are subject to personal background checks and annual education requirements. Additionally, we employ management and compliance personnel with significant experience in this industry to oversee support personnel, sales representatives and our securities traders. However, there can be no assurance that mismanagement of our activities or customer accounts will not occur and will not have an adverse effect on our business.

We Are Subject to Increased Use of Legal Proceedings, Which May Negatively Impact Our Business.

     Participants in the securities industry face increased use of legal proceedings and arbitration. Investors in the United States have been subjected to corporate fraud and bankruptcy, volatile investment markets, biased investor research, mutual fund trading irregularities and other negative images of the investment securities industry since 2000. As a result of these incidents in the securities industry, many investors have experienced significant losses in personal wealth. As a broker-dealer, we are exposed to customer lawsuits and arbitration should an investor lose money in an investment that we may recommend.

We Must Maintain Certain Net Capital Requirements That Could Slow Our Expansion Plans Or Prevent Payments Of Dividends.

     The SEC, NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer (assets minus liabilities), less deductions for certain types of assets. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, and could ultimately lead to the firm’s liquidation. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, our operations that require the intensive use of capital would be limited. Such operations may include trading activities and the financing of customer account balances. Also, our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock could be severely restricted. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

Our Business Is Highly Competitive.

     We encounter intense competition in our business, and we compete directly with numerous securities firms and banks, many of which have substantially greater capital and other resources. The Gramm-Leach-Bliley Act, signed into law on November 12, 1999, allows for affiliations among banks, securities firms and insurance companies by means of a financial holding company. In addition, commercial banks have the possibility of engaging in a broad range of non-banking activities through operating subsidiaries. Such activities include all financial activities, including broker/dealer activities, with the exception of insurance underwriting and real estate investment or development.

     During the past few years, a number of commercial banks acquired securities firms and, in so doing, gained increased entry into the securities industry. These acquisitions have brought entirely new sources of capital into the securities industry, resulting in additional competition. Additionally, some commercial banks may no longer require our services as they may be able to access a greater array of investment options through the securities firms they acquired.

     Additionally, competition among securities firms and other competitors for successful sales representatives, securities traders, securities analysts, stock loan professionals and investment bankers is intense and continuous. Our ability to maintain diverse product offerings and revenue sources is dependent upon being able to offer our employees access to in-depth investment research, best available price execution on trades, current trading technologies, reliable support staff and competitive compensation packages.

     We compete with other securities firms and with banks, insurance companies and other financial institutions principally on the basis of service, product selection, price, location and reputation in local markets.

Our Trading Systems May Fail, Resulting In Service Interruptions.

     We receive and process trade orders through internal trading software and touch-tone telephones and we depend heavily on the integrity of the electronic systems supporting this type of trading. Heavy stress placed on our systems during peak trading times could cause our systems to operate too slowly or fail. If our systems or any other systems in the trading process slow down significantly or fail even for a short time, our customers would suffer delays in trading, potentially causing substantial losses and possibly subjecting us to claims for such losses or to litigation claiming fraud or negligence. During a systems failure, we may be able to take orders by telephone; however, only associates with securities broker’s licenses can accept telephone orders, and an adequate number of associates may not be available to take customer calls in the event of a systems failure. In addition, a hardware or software failure, power or telecommunications interruption or natural disaster could cause a system failure. Any systems failure that interrupts our operations could have a material adverse effect on our business, financial condition and operating results.

We May Experience Valuation Losses In Securities Held

     Market values for some of the distressed securities may not be easily determinable depending upon the volume of securities traded on open markets, the operating status of the companies or the types of securities issued by companies. If the underlying securities of a company become illiquid, our liquidity may be affected depending on the value of the securities involved. During times of general market declines, we may experience market value losses, which ultimately affects our liquidity through our broker-dealer net capital requirements. In addition, we may decide not to liquidate our security holdings to increase cash availability if our management believes a market turnaround is likely in the near term or if our management believes the securities are undervalued in the current market. Additionally, we may on occasion concentrate our securities holdings to one or two positions based upon our research and potential for market appreciation. At times, we face the risk of greater valuation losses by not adequately diversifying our investment portfolio.

Lack Of Liquidity At Our Clearing Organization May Impair Our Business

     We utilize our equity in securities owned at our clearing organization to facilitate the purchase of additional securities for trading purposes. The value of the equity at the clearing organization is primarily affected by realized trading gains and losses, unrealized gains and losses, the purchase and sale of accrued interest on debt securities, and cash withdrawals and deposits at the clearing organization. As a result of this activity, including the purchase and sale of securities, we may have either a receivable or payable balance to the clearing organization. In the event that we have a payable balance to the clearing organization, we may be restricted in our ability to withdraw funds from the clearing organization to cover routine operating expenses. Additionally, if the value of the equity at the clearing organization is insufficient to cover the margin requirements on the value of the securities borrowed, we may be required to either liquidate our holdings at the clearing organization or provide additional funds to cover margin requirements. For these reasons, we carefully monitor our receivable or payable balance so that we can provide sufficient funds for operations.

Risks Relating To This Offering

No Active Public Market For Our Common Stock Currently Exists And None May Develop.

     An active public market for our common stock does not currently exist. Over 80% of our issued common stock is held by fewer than ten individuals. Until a broader distribution of our common stock is made no active public market will develop. Our common stock is currently offered on the OTC Bulletin Board and is subject to increased volatility due to the lack of trading volume and liquidity for potential investors.

We Are A Closely Held Company.

     Mr. Gorman, our Chairman and one of our selling stockholders, beneficially owns over 50% of the outstanding shares of our common stock. As our largest stockholder, Mr. Gorman is likely to be able to maintain effective control of us including the ability to elect a majority of the Board of Directors. Additionally, options issued to Mr. Gorman as well as common stock issuable to Mr. Mark Salter pursuant to the July 7, 2004 convertible note payable, may further dilute the interests of our stockholders. The ownership by Mr. Gorman and Mr. Salter of shares of common stock and options to purchase our common stock may discourage or prevent unsolicited mergers, acquisitions, tender offers, proxy contests or changes of incumbent management, even when stockholders other than Mr. Gorman consider such a transaction or event to be in their best interest. Accordingly, holders of common stock may be deprived of an opportunity to sell their shares at a premium over the trading price of the shares.

We Do Not Expect To Pay Any Dividends On Our Common Stock For The Foreseeable Future.

     We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be paid on the common stock for the foreseeable future. The payment of any dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital, regulatory requirements and financial condition. Furthermore, the terms of some of our financing arrangements directly limit our ability to pay cash dividends on our common stock. The terms of any future indebtedness of Tejas Securities may restrict Tejas Securities’ ability to distribute earnings or to make payments to us.

Future Sales Of Our Common Stock Could Adversely Affect Its Price And Our Ability To Raise Capital

     Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock and our ability to raise capital. We may issue additional common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances.

     Finally, if we file a registration statement to raise additional capital, some of our existing stockholders hold piggyback registration rights that, if exercised, will require us to include their shares in the registration statement, which could adversely affect our ability to raise needed capital.

Our Charter Documents Could Make It More Difficult For A Third Party To Acquire Us.

     Our Certificate of Incorporation and By-laws are designed to make it difficult for a third party to acquire control of us, even if a change of control would be beneficial to stockholders. For example, we have issued convertible debt with voting rights. The convertible debt may be converted into preferred stock, with voting rights, subject to an amendment to our Certificate of Incorporation and By-laws. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. Additionally, the voting rights attached to our convertible debt could make it more difficult for a third party to acquire our company.

     Our By-laws do not permit any person other than the board of directors or certain executive officers to call special meetings of the stockholders. In addition, we must receive a stockholders’ proposal for an annual meeting within a specified period for that proposal to be included on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at an annual or special meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

USE OF PROCEEDS

     The selling stockholders will receive all of the net proceeds from the sale of the common stock offered by this prospectus. Accordingly, we will not receive any proceeds from the sale of the common stock.

DETERMINATION OF OFFERING PRICE

     The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

DIVIDEND POLICY

     We have never paid cash or stock dividends and have no present plan to pay any such dividends. Currently, we intend to reinvest our earnings in order to facilitate expansion. The likelihood of future dividends will be decided by our board of directors and will be based upon our future earnings, financial condition and capital requirements.

PRICE AND RELATED INFORMATION CONCERNING REGISTERED SHARES

     Our common stock trades under the symbol “WSTH” on the over-the-counter electronic bulletin board. The trading does not constitute a well-established public trading market for our common stock. As of August 31, 2004, there were in excess of 350 holders of record of our common stock.

     The following table sets forth for the periods indicated the high and low bid prices for our common stock for the periods indicated for 2002, 2003 and 2004. The third quarter 2004 price range is through September 9, 2004. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2004:
Stock Price Range
High	$10.05	$15.40	$20.00	—
Low	$7.00	$7.00	$10.00	—
2003:
Stock Price Range
High	$1.25	$1.25	$10.00	$9.00
Low	$1.25	$1.25	$1.25	$5.00
2002:
Stock Price Range
High	$5.00	$3.00	$2.25	$2.25
Low	$3.50	$1.50	$1.50	$1.25

SELECTED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated financial data for the years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements and notes to the consolidated financial statements, and are not included in this prospectus. The selected consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements and notes to the consolidated financial statements, and are included elsewhere in this prospectus. The selected consolidated financial data for the six months ended June 30, 2003 and 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, and in management’s opinion include all adjustments necessary for the fair presentation of our consolidated statement of operations and consolidated statement of financial condition for the periods then ended. Historical financial results may not be indicative of our future performance.

						Six Months Ended
	Year Ended December 31,					June 30,
	1999	2000	2001	2002	2003	2003	2004
			(in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Commissions	$25,291	$16,819	$25,616	$19,467	$29,260	$16,739	$10,951
Investment banking	926	1,831	317	336	73	30	2,368
Trading income (loss)	3,476	(4,077)	(631)	1,297	(2,793)	(1,728)	194
Other	740	136	26	135	44	(8)	48

Total revenue	30,433	14,709	25,328	21,235	26,584	15,031	13,561
Employee compensation	19,993	13,954	18,666	15,667	19,141	11,038	8,710
Other expenses	4,803	7,619	5,352	4,979	5,914	3,070	3,372

Total expenses	24,796	21,573	24,018	20,646	25,054	14,108	12,082
Income (loss) before income taxes and minority interest	5,637	(6,864)	1,310	588	1,529	923	1,479
Income tax expense (benefit)	2,202	(2,214)	495	298	682	384	616
Minority interest	297	(651)	(19)	—	—	—	—

Net income (loss)	$3,138	$(3,999)	$833	$290	$847	$539	$863

Earnings (loss) per share:
Basic	$2.51	$(3.17)	$0.62	$0.19	$0.56	$0.36	$0.57

Diluted	$2.25	$(3.17)	$0.53	$0.19	$0.54	$0.36	$0.51

Weighted average shares outstanding:
Basic	1,250,119	1,261,721	1,348,097	1,512,024	1,512,024	1,512,024	1,512,024

Diluted	1,529,197	1,261,721	1,546,112	1,525,703	1,563,876	1,512,024	1,699,571

STATEMENT OF FINANCIAL CONDITION DATA:
Cash and cash equivalents	$2,732	$483	$548	$751	$552	$185	$671
Deposit with clearing organization	100	250	260	—	—	—	—
Receivable from clearing organization	64	736	1,905	—	—	2,491	—
Securities owned	6,208	2,433	3,012	5,985	5,602	4,656	9,665
Other assets	2,534	3,398	1,515	2,539	2,203	2,241	1,382

Total assets	$11,638	$7,299	$7,241	$9,275	$8,356	9,573	11,718

Accounts payable, accrued expenses, and other liabilities	$2,905	$1,870	$3,184	$2,381	$2,377	$3,054	$3,364
Securities sold, not yet purchased	188	446	333	985	221	1,511	232
Payable to clearing organization	1,720	457	—	972	742	—	1,679
Notes Payable	—	2,250	500	2,423	1,655	1,955	2,220
Subordinated debt	1,000	1,000	1,000	—	—	—	—

Total liabilities	5,813	6,023	5,016	6,761	4,995	6,520	7,495
Minority interest	977	377	—	—	—	—	—
Total stockholders’ equity	4,848	899	2,224	2,514	3,361	3,053	4,223

Total liabilities and stockholders’ equity	$11,638	$7,299	$7,241	$9,275	$8,356	$9,573	$11,718

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes thereto appearing elsewhere iin this prospectus. This discussion contains forward-looking statements. These statements reflect our current views with respect to future events and financial performance and are subject to risks, uncertainties and assumptions, including those discussed in “Risk Factors.” Should one of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated in the forward-looking statements.

OVERVIEW

     We are engaged in the business of providing brokerage and related financial services to institutional and retail customers nationwide. However, we believe our Austin, Texas headquarters and our research and trading focus on telecommunications and technology gives us a unique insight into this growing and technologically focused region. Through Tejas Securities, a registered broker-dealer and investment advisor, we offer:

•	brokerage services;

•	investment research;

•	market-making activities in stocks traded on the Nasdaq Stock Market; and

•	investment banking services.

     We provide brokerage services to approximately 5,000 retail customers and 500 institutional customers. We offer customers the ability to buy and sell securities, security options, mutual funds, index funds, fixed income products, annuities and other investment securities. We provide our customers with the ability to receive stock quotes and access research on the Internet through our website (www.tejassec.com). Our marketing strategy emphasizes our high level of service and unique knowledge of the companies covered by our research department.

     The cornerstone of our business is our research and trading capabilities. Currently, our research department consists of four analysts with expertise in special situation equity research and in distressed securities research. The analyst group has the background to analyze many industries, but has a primary focus on telecommunications and technology. We believe that the rapid changes in each of these industries provide excellent investment opportunities. We anticipate that we will continue to devote a substantial portion of our resources to support our research department.

     Our revenue consists primarily of commission revenue and trading income from institutional and retail customers. Depending on the prevailing capital markets, we expect to participate in investment banking activities for companies in the telecommunication and technology industries.

CRITICAL ACCOUNTING POLICIES

     We have identified the policies and estimates set forth below as critical to our operations and the understanding of our results of operations. The impact of these policies is further discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations, where these policies affect our reported amounts. Our significant accounting policies are described in Note 2 in the accompanying Notes to Consolidated Financial Statements.

Fair Value of Securities

     We routinely purchase and sell securities for our proprietary accounts and our customers, including employees. Financial securities used in our trading activities are recorded at fair value, with unrealized gains and losses reflected in investment income. Securities with readily determinable market values are based on quoted market prices. Many of the securities held are those of distressed companies in which there may be limited market activity. The value of securities with limited market activity for which quoted market values are not readily determinable are based on our management’s best estimate, which may include dealer price quotations and price quotations for similar instruments traded. In addition, changes in the market prices of securities (and changes in our estimates of market values of securities) could result in losses to us.

Receivable (Payable) to Clearing Organization

     We utilize our equity in securities owned at our clearing organization to facilitate the purchase of additional securities for trading purposes. The value of the equity at the clearing organization is primarily affected by realized trading gains and losses, unrealized gains and losses, the purchase and sale of accrued interest on debt securities, and cash withdrawals and deposits at the clearing organization. As a result of this activity, including the purchase and sale of securities, we may have either a receivable or payable balance to the clearing organization. In the event that we have a payable balance to the clearing organization, we may be restricted in our ability to withdraw funds from the clearing organization to cover routine operating expenses. Additionally, if the value of the equity at the clearing organization is insufficient to cover the margin requirements on the value of the securities borrowed, we may be required to either liquidate our holdings at the clearing organization or provide additional funds to cover margin requirements. For these reasons, we carefully monitor our receivable or payable balance so that we can provide sufficient funds for operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, our consolidated statements of operations as a percentage of total revenue.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Revenues:
Commissions	101%	92%	110%	111%	81%
Investment Banking	1	2	—	—	17
Net dealer inventory and investment income (loss)	(2)	6	(10)	(11)	2
Other income	—	—	—	—	—

Total Revenue	100	100	100	100	100
Expenses:
Commissions, employee compensation and benefits	74	74	72	73	64
Clearing and floor brokerage	2	2	2	2	2
Communications and Occupancy	6	8	8	7	7
Professional	5	3	4	4	7
Other	8	10	8	8	9

Total Expenses	95	97	94	94	89
Income before income taxes	5	3	6	6	11
Income tax expense	2	1	3	3	5

Net income	3%	2%	3%	3%	6%

Comparison of the Six Months Ended June 30, 2003 and 2004

Total Revenues

     Our total revenues decreased by $1,470,336 from $15,031,419 for the six months ended June 30, 2003 to $13,561,083 for the six months ended June 30, 2004. The reasons for the changes are set forth below.

     Commission revenues decreased $5,787,464 from $16,738,547 for the six months ended June 30, 2003 to $10,951,083 for the six months ended June 30, 2004. The overall decrease in commission revenue is primarily the result of a decrease in distressed securities commissions and government agency securities commissions.

     Underwriting and investment banking income increased $2,338,170 from $30,000 for the six months ended June 30, 2003 to $2,368,170 for the six months ended June 30, 2004. The increase in investment banking revenues for the six months ended June 30, 2004 is due to the completion of two private placements during the second quarter of 2004.

     Net dealer inventory and investment income (loss) increased by $1,922,346 from $(1,728,416) for the six months ended June 30, 2003 to $193,930 for the six months ended June 30, 2004. The increase in inventory and investment income for the six months ended June 30, 2004 resulted from increased valuations of distressed corporate debt securities that we traded. Net unrealized trading gains for the six months ended June 30, 2004 were $95,903. Net realized trading gains for the six months ended June 30, 2004 were $98,027.

     Other income increased by $56,612 from $(8,712) to $47,900 for the six months ended June 30, 2004. During 2003, we realized a loss on the disposition of fixed assets, which did not reoccur during 2004.

Total Expenses

     Total expenses decreased by $2,026,045 from $14,108,464 for the six months ended June 30, 2003 to $12,082,419 for the six months ended June 30, 2004. Net income increased by $323,045 from $539,420 for the six months ended June 30, 2003 to $862,465 for the six months ended June 30, 2004. The explanations for the changes are set forth below.

     Commissions, employee compensation and benefits decreased $2,328,501 from $11,038,329 for the six months ended June 30, 2003 to $8,709,828 for the six months ended June 30, 2004. Commission expense decreased $2,379,288 to $5,641,718 for the six months ended June 30, 2004. The decrease in commission expense for the period is due to the decrease in commission revenues. General and administrative salaries and other employee benefits experienced an increase of $103,662 or 2% as a result of increased employee benefits for the six months ended June 30, 2004.

     Clearing and floor brokerage costs increased $47,656 from $258,143 for the six months ended June 30, 2003 to $305,799 for the six months ended June 30, 2004. The overall increase in clearing and floor brokerage costs for the six months ended June 30, 2004 resulted from greater trading activity in the over-the-counter equity markets and on the national exchanges. Much of the cost increase is attributable to an increase in institutional equity trading activity.

     Communications and occupancy charges decreased $135,154 from $1,071,999 for the six months ended June 30, 2003 to $936,845 for the six months ended June 30, 2004. We reduced expenses associated with telecommunications and related services from $745,147 to $634,656. Additionally, we subleased additional office space commencing in May 2004, resulting in a decrease of $24,663.

     Professional fees increased by $338,008 from $583,963 for the six months ended June 30, 2003 to $921,971 for the six months ended June 30, 2004. The increase is due to fees associated with investment banking opportunities and legal fees relating to customer litigation. In July 2004, we settled a customer complaint relating to previous investment losses incurred by the customer. We accrued $185,000 during the three months ended June 30, 2004 for the settlement. We also accrued $55,000 during the three months ended June 30 for fines assessed by the NASD resulting from a routine annual examination.

     Other expenses, including interest expense, increased $51,946 from $1,156,030 for the six months ended June 30, 2003 to $1,207,976 for the six months ended June 30, 2004. The overall increase in other expenses during the six months ended June 30, 2004 is the result of increases in general and administrative services needed to support administrative infrastructure.

Income Taxes

     Income tax expense increased $232,664 from $383,535 for the six months ended June 30, 2003 to $616,199 for the six months ended June 31, 2004. The overall increase in income tax expense for the six months ended June 30, 2004 is due to the increase in taxable income during the respective period. Our effective tax rate was 42% for the six months ended June 30, 2004. Our effective tax rate differs from the federal statutory tax rate as a result of estimated state income taxes and non-deductible expenses.

Comparison of the Years Ended December 31, 2001, 2002 and 2003

Total Revenues

     Total revenues decreased by $4,093,222 from $25,328,149 in 2001 to $21,234,927 in 2002 and increased by $5,348,833 to $26,583,760 in 2003. The reasons for the changes are described below.

     Commission revenues decreased by $6,148,713 from $25,615,989 in 2001 to $19,467,276 in 2002 and increased $9,793,197 to $29,260,473 in 2003. The decrease in commission revenues during 2002 was due to continued uncertainty in the U.S. economy and abroad. Many of our customers sought safety by reducing their investment exposure. A combination of low interest rates, increased corporate bond defaults and instability in the equity markets were compelling reasons for investors to reducing their investment holdings. As a result, our commissions earned from distressed corporate debt and equity securities decreased by $5,136,355 during 2002. The increase in commission revenues during 2003 was due to the U.S. economic recovery. With the combination of low interest rates, lower corporate tax rates, and overall economic growth, many corporations continued with restructuring plans and generated positive growth during 2003. The business sectors in which we routinely follow experienced substantial increases in their equity and debt valuations, which generated increased opportunities for customer trading activities and our related commissions.

     Underwriting and investment banking revenues increased $18,736 from $316,927 in 2001 to $335,663 in 2002 and decreased $262,864 to $72,799 in 2003. We had one advisory engagement in 2002, which generated the slight increase from 2001. We experienced a significant decrease during 2003 as we did not receive any success fees on advisory engagements.

     Net dealer inventory and investment income increased $1,927,620 from $(630,687) in 2001 to $1,296,933 in 2002 and decreased $4,090,036 to $(2,793,103) in 2003. Net dealer inventory and investment income includes profits on proprietary trading, market making activities and trading interest income and expense. Net dealer inventory and investment income increased during 2002 due to increased trading activity in distressed corporate debt securities and our trading desk being able to generate positive returns due to the stock markets’ volatility. Net dealer inventory and investment income decreased during 2003. While our commission revenues relating to distressed companies’ securities increased, a number of debt securities for our own account declined in value.

     Other income increased $109,135 from $25,920 in 2001 to $135,055 in 2002 and decreased $91,464 to $43,591 in 2003. Other income increased during 2002 due to interest receipts on a certificate of deposit held in other investments and management support revenues pursuant to a service agreement, which was terminated during August 2002. Other income decreased during 2003 due to a loss on the disposal of fixed assets.

Total Expenses

     Total expenses decreased by $3,371,792 from $24,018,467 in 2001 to $20,646,675 in 2002 and increased by $4,407,701 to $25,054,376 in 2003. The reasons for the changes are described below.

     Commissions, employee compensation and benefits decreased by $2,998,817 from $18,666,284 in 2001 to $15,667,467 in 2002 and increased $3,473,053 to $19,140,520 in 2003. Commissions, employee compensation and benefits decreased during 2002 as a function of our decreased revenues and profitability. Our commission expense ratio was higher in 2002 as compared to 2003 due to incentives paid to new institutional brokers during the year. Additionally, we incurred higher bonus expense as a percentage of revenues during 2002 as compared to 2003 as we paid retention bonuses to key management and research personnel in 2002. Commissions, employee compensation and benefits increased during 2003 due to an increase in commission expense resulting directly from our increased commission revenues. Our bonus expense during 2003 was lower than in the previous year due to reduced bonus expense.

     Clearing and floor brokerage costs decreases $162 from $412,819 in 2001 to $412,657 in 2002 and increased $177,256 to $589,913 in 2003. Clearing and floor brokerage costs for 2002 were consistent with 2001 amounts despite the decrease in revenues. We increased market making activities during the fourth quarter of 2002 and costs. Clearing and floor brokerage costs for 2003 increased due to increased market making activity, which began in the fourth quarter of 2002.

     Communications and occupancy charges decreased $14,557 from $1,645,693 in 2001 to $1,631,136 in 2002 and increased $469,114 to $2,100,250 in 2003. Communications and occupancy charges decreased slightly during 2002 as we realized a full year of sublease receipts versus the prior year. Communications and occupancy charges increased in 2003 primarily from the March 2003 expiration of a sublease agreement for a portion of the Austin office location. We were previously receiving approximately $45,000 per month in sublease revenue.

     Professional fees decreased by $464,756 from $1,169,474 in 2001 to $704,718 in 2002 and increased $244,595 to $949,313 in 2003. Professional fees decreased during 2002 due to a reduction in legal fees associated with a reduction in claims and legal actions against us. Professional fees increased during 2003 due to the settlement of three customer claims against us, including one for $237,500.

     Other expenses, including interest expense, increased $106,500 from $2,124,197 in 2001 to $2,230,697 in 2002 and $43,683 to $2,274,380 in 2003. The increase in other expenses during 2002 was due to an increase in insurance and regulatory costs. Other expenses increased during 2003 primarily from increases in client development costs, which was partially offset by a decrease in fixed asset rental costs.

Income Taxes and Minority Interest

     Income tax expense decreased $197,274 from $495,474 in 2001 to $298,200 in 2002 and increased $384,054 to $682,254 in 2003. Income tax expense decreased in 2002 due a reduction in pre-tax earnings from 2001 amounts. Our effective tax rate was 51% for 2002. Income tax expense increased during 2003 due to the increase in pre-tax earnings for the year. Our effective tax rate was 45% for 2003. Our effective tax rate exceeds the statutory rate due to the effects of state income taxes and non-deductible meals and entertainment expenses.

     Minority interest in net income increased by $18,414 from $(18,414) in 2001 to $0 in 2002. The increase was due to the exchange of Tejas Securities common stock for our common stock in August 2001. There was no minority interest in 2003 and 2002.

Quarterly Results of Operations

     The following table sets forth our consolidated statement of operations data for the ten quarters ended June 30, 2004, as well as data expressed as a percentage of our total revenue represented by each item. We believe this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and believe that all necessary adjustments, consisting of only normal recurring adjustments, have been included in the amounts stated below and presents fairly the results of such periods when read in conjunction with the audited consolidated financial statements and notes thereto.

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004
	(in thousands, except per share data)
Revenue:
Commissions	4,635	5,497	4,324	5,011	9,405	7,334	6,726	5,796	5,499	5,453
Investment banking	5	305	5	20	20	10	23	20	26	2,342
Trading income(loss)	1,449	(44)	(59)	(49)	(31)	(1,698)	(1,145)	80	490	(296)
Other	21	50	38	26	(20)	11	11	41	18	29
Total Revenue	6,110	5,808	4,308	5,008	9,374	5,657	5,615	5,937	6,033	7,528
Expenses:
Commissions, employee compensation and benefits	4,503	4,231	3,330	3,603	7,045	3,993	3,839	4,263	4,355	4,355
Clearing and floor brokerage	94	109	97	113	121	137	181	150	155	150
Communications and occupancy	376	426	404	425	501	571	495	533	501	436
Professional	222	171	119	192	279	305	314	52	184	738
Other	581	520	449	680	610	547	485	633	579	629
Total Expenses	5,776	5,457	4,399	5,013	8,556	5,553	5,314	5,631	5,774	6,308
Income (loss) before income taxes	334	351	(91)	(5)	818	104	301	306	259	1,220
Income tax expense (benefit)	149	156	(36)	(3)	333	50	131	168	115	502
Net income (loss)	185	195	(55)	(2)	485	54	170	138	144	718
Earnings (loss) per share:
Basic	0.12	0.13	(0.04)	(0.02)	0.32	0.04	0.11	0.12	0.10	0.47
Diluted	0.12	0.13	(0.04)	(0.02)	0.32	0.04	0.11	0.07	0.09	0.42
Weighted average shares outstanding:
Basic	1,512,024	1,512,024	1,512,024	1,512,024	1,512,024	1,512,024	1,512,024	1,512,024	1,512,024	1,512,024
Diluted	1,566,741	1,512,024	1,512,024	1,512,024	1,512,024	1,512,024	1,605,150	1,626,306	1,686,180	1,712,962
As a Percentage of Revenue:
Revenue:
Commissions	76	95	100	100	100	130	120	98	91	72
Investment banking	—	5	—	—	—	—	—	—	—	31
Trading income (loss)	24	(1)	(1)	—	—	(30)	(20)	1	9	(4)
Other	—	1	1	—	—	—	—	1	—	1
Total Revenue	100	100	100	100	100	100	100	100	100	100
Expenses:
Commissions, employee compensation and benefits	74	73	77	72	75	71	68	72	72	58

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004
	(in thousands, except per share data)
Clearing and floor Brokerage	2	2	2	2	1	2	3	2	3	2
Communications and occupancy	6	7	9	8	5	10	9	9	8	6
Professional	4	3	3	4	3	5	6	1	3	10
Other	9	9	11	14	7	10	9	11	10	8
Total Expenses	95	94	102	100	91	98	95	95	96	84
Income before income taxes	5	6	(2)	—	9	2	5	5	4	16
Income tax expense	2	3	(1)	—	4	1	2	3	2	7
Net income	3	3	(1)	—	5	1	3	2	2	9

     Revenues decreased during the 2nd and 3rd quarters of 2002 due to decreases in commission revenues and trading income. Revenues increased during the 4th quarter of 2002 and the 1st quarter of 2003 due to increases in commissions revenues. Revenues decreased during the 2nd and 3rd quarters of 2003 due to decreases in commission revenues and trading income. Revenues began increasing again in the 4th quarter of 2003 through the 2nd quarter of 2004. The increases corresponded to increased trading income and investment banking revenues during the periods.

     Expenses increased during the 3rd and 4th quarters of 2002 due to increases in other expenses associated with administrative support and client development. Expenses decreased during the 2nd and 3rd quarters of 2003 primarily as a result of reductions in compensation expense associated with commission revenues. Expenses increased beginning in the 4th quarter of 2003 through the 2nd quarter of 2004. The increase in expenses corresponded to increased revenues and additional professional fees incurred for investment banking operations.

LIQUIDITY AND CAPITAL RESOURCES

     As a broker-dealer, we are required to maintain a certain level of liquidity or net capital in accordance with NASD regulations. Factors affecting our liquidity include the value of securities held in trading accounts, the value of non-current assets, the amount of unsecured receivables, and the amount of general business liabilities, excluding amounts payable to its clearing broker and NASD approved subordinated debt.

     Our inventory balance fluctuates daily based on the current market value and types of securities held. We typically invest in securities in which we provide research coverage. The types of securities may include publicly traded debt, equity, options and private security issuances. As a market maker, we provide bid and ask quotes on certain equity securities on the NASDAQ market.

     Market values for some of the distressed securities may not be easily determinable depending upon the volume of securities traded on open markets, the operating status of the companies or the types of securities issued by companies. If the underlying securities of a company become illiquid, our liquidity may be affected depending on the value of the securities involved. During times of general market declines, we may experience market value losses, which ultimately affects our liquidity through our broker-dealer net capital requirements. In addition, we may decide not to liquidate our security holdings to increase cash availability if our management believes a market turnaround is likely in the near term or if our management believes the securities are undervalued in the current market.

     We utilize the equity in securities owned at our clearing organization to fund operating and investing activities. The value of the equity at the clearing organization is also used to secure temporary financing for the purchase of investments in our trading accounts. The value of our equity balance held at the clearing organization may fluctuate depending on factors such as the market valuation of securities held in our trading accounts, realized trading profits, commission revenue, cash withdrawals and clearing costs we are charged for conducting our trading activities. As a result of this activity, we may have either a receivable or payable balance to the clearing organization. As of June 30, 2004, we had a payable balance due to the clearing organization of $1,678,885.

Cash Flows From Operating Activities

     At June 30, 2004, we had cash and cash equivalents and investments on hand of $10,336,247. Net cash provided by (used in) operating activities was $1,897,460, $(710,296) and $640,070 in 2001, 2002 and 2003, respectively. Net cash used in operating activities was $423,005 for the six months ended June 30, 2004. The net cash provided by (used in) operating activities is affected primarily by the brokerage operating activities and changes in the brokerage-related assets and liabilities.

Cash Flows From Investing Activities

     Net cash used in investing activities was $5,467 for the six months ended June 30, 2004. Net cash used in investing activities was $77,261, $10,169 and $56,239 in 2001, 2002 and 2003, respectively. The changes were due to the purchase and sales of property and equipment.

Cash Flows From Financing Activities

     Net cash provided by financing activities was $547,910 for the six months ended June 30, 2004. Net cash (used in) provided by financing activities was $(1,755,000), $923,450 and $(782,720) in 2001, 2002 and 2003, respectively.

     In March 2002, we entered into a term loan agreement with First United Bank to borrow $2,500,000 for operating purposes. The loan was originally due and payable on demand or by March 15, 2003 if no demand was made. The loan accrued interest at 5.5% per annum. We purchased a certificate of deposit in the amount of $2,500,000 as collateral for the loan. During 2002, we repaid $1,100,000 of the loan from the bank through our own financing arrangements. The bank in turn released from collateralization $1,100,000 of the certificate of deposit to us, of which $1,000,000 was used for operations, including repayment of $500,000 of our subordinated debt. The remaining $100,000 was not redeemed and was included in other investment at December 31, 2002. In addition, we repaid $250,000 of a loan from the bank through the redemption of $250,000 of the certificate of deposit during 2002. As of December 31, 2003 and 2002, the term loan agreement balance was $1,150,000, which was collateralized by the certificate of deposit in the amount of $1,250,000 (which was included as other investments in the accompanying consolidated statements of financial condition). On March 15, 2003, we extended the maturity date of the loan to March 15, 2004.

     In June 2003, we entered into an agreement with First United Bank to borrow $805,000 for refinancing purposes. The loan was due on demand or by December 1, 2004 if no demand was made. The loan accrued interest at prime plus 1.5% and was to be paid in equal monthly installments of $50,000, plus accrued interest, commencing on July 1, 2003. The balance of the loan agreement was $505,050 as of December 31, 2003.

     On February 17, 2004, we entered into an agreement with First United Bank to borrow $2,500,000 for operating and financing purposes. We used a portion of the proceeds to repay the March 2002 and the June 2003 loan agreements in full. The loan is due on demand or by February 15, 2007 if no demand is made. The loan accrues interest at prime plus 2% and is to be repaid in equal monthly payments of $70,000, plus accrued interest, commencing on March 15, 2004. The loan documents require that we maintain a minimum tangible net worth of not less than $2.6 million and contain other covenants that restrict our ability to incur debt, incur liens, sell assets, pay dividends, engage in different business activities, merge with or acquire other entities, and make investments or loans. The loan is secured by the common stock of our primary operating subsidiary, Tejas Securities, as well as the personal guaranty of John J. Gorman, our Chairman. The balance of the loan was $2,220,000 as of June 30, 2004.

     As of December 31, 2003, our contractual cash obligations and the periods in which payments under such cash obligations are due are as follows:

	Payments Due by Period
		Less than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
Notes Payable	$1,655,100	1,655,100	—	—	—
Operating Lease Obligations	3,701,000	1,463,000	1,973,000	265,000	—
Capital Lease Obligations	82,000	34,000	48,000	—	—

Total Contractual Cash Obligations	$5,438,100	3,152,100	2,021,000	265,000	—

     Our primary sources of cash are cash flows from operations and borrowings. Our cash flows from operations and our ability to make scheduled payments of principal and interest on, or to refinance, our indebtedness will depend on our future performance, which is subject to the risks discussed elsewhere in this prospectus. Likewise, our ability to borrow will depend on these factors.

     Based upon the current level of our operations, we believe that cash flows from our operations and available cash, together with borrowings, will be adequate to meet our future liquidity needs for both the short term and for at least the next several years. However, there can be no assurance that our business will generate sufficient cash flows from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

Recently Issued Accounting Pronouncements

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Our principal business activities are, by their nature, risky and volatile and are directly affected by economic and political conditions and broad trends in business and finance in the national and international markets. Any one of these factors may cause a substantial decline in the securities markets, which could materially affect our business. Managing risk is critical to our profitability and to reducing the likelihood of earnings volatility. Our risk management policies and procedures have been established to continually identify, monitor and manage risk. The major types of risk that we face include credit risk, operating risk and market risk.

     Credit risk is the potential for loss due to a customer or counterparty failing to perform its contractual obligation. We clear our securities transactions through a clearing organization. Under the terms of the clearing agreement, the clearing organization has the right to charge us for losses that result from our customers’ failure to fulfill their contractual obligations. In order to mitigate risk, our policy is to monitor the credit standing of our customers and maintain collateral to support customer margin balances. Further, significant portions of our assets are held at our clearing organization. Therefore, we could incur substantial losses if our clearing organization were to become insolvent or otherwise unable to meet its financial obligations. Our clearing organization has historically met all of its obligations to us.

     Operating risk arises from the daily conduct of our business and relates to the potential for deficiencies in control processes and systems, mismanagement of our activities or mismanagement of customer accounts by our employees. We rely heavily on computer and communication systems in order to conduct our brokerage activities. Third party vendors, such as the clearing organization and news and quote providers, provide many of the systems critical to our business. Our business could be adversely impacted if any of these systems were disrupted. We mitigate the risk associated with systems by hiring experienced personnel, and providing employees with alternate means of acquiring or processing information. In order to mitigate the risk associated with mismanagement of our activities or customer accounts, we utilize compliance and operations personnel to review the activities of administrative and sales personnel. In addition, the activities of management are actively reviewed by other members of management on a regular basis and by the Board of Directors.

     Our primary market risk exposure is to market price changes and the resulting risk of loss that may occur from the potential change in the value of a financial instrument as a result of price volatility or changes in liquidity for which we have no control. Securities owned by us are either related to daily trading activity or our principal investing activities. Market price risk related to trading securities is managed primarily through the daily monitoring of funds committed to the various types of securities owned by us and by limiting exposure to any one investment or type of investment. However, we will on occasion concentrate our securities holdings to one or two positions based upon our research and potential for market appreciation. Approximately 28% of the value of securities owned as of June 30, 2004 related to a single security.

     Our trading securities were $9,664,952 in long positions and $232,185 in short positions at June 30, 2004. These trading securities may be exchange listed, Nasdaq, other over-the-counter securities, or securities in which there is limited market activity on both long and short positions. The potential loss in fair value, using a hypothetical 10% decline in prices, is estimated to be $990,000 as of June 30, 2004. A 10% hypothetical decline was used to represent a significant and plausible market change.

     Our investment securities are typically those reported on by our research analysts. These positions often consist of high-yield debt securities and the related equity securities. We monitor this risk by maintaining current operating and financial data on the companies involved, and projecting future valuations based upon the occurrence of critical future events. Any transactions involving the investment securities are typically based upon the recommendations of our research analysts versus current market performance.

BUSINESS

     We are a holding company whose primary operating subsidiary is Tejas Securities Group, Inc., a Texas corporation. We were incorporated as a shell corporation in New York on July 18, 1990, and made an initial public offering in November 1991. We were acquired by Tejas Securities in a reverse merger effected on August 27, 1999. On October 3, 2000, we changed our state of incorporation to Delaware. Tejas Securities was incorporated in the state of Texas on March 2, 1994.

     We are engaged in the business of providing brokerage and related financial services to institutional and retail customers nationwide. However, we believe our Austin, Texas headquarters and our research and trading focus on telecommunications and technology gives us a unique insight into this growing and technologically focused region. Through Tejas Securities, a registered broker-dealer and investment advisor, we offer:

•	brokerage services;

•	investment research;

•	market-making activities in stocks traded on the Nasdaq Stock Market; and

•	investment banking services.

     We provide brokerage services to approximately 5,000 retail customers and 500 institutional customers. We offer customers the ability to buy and sell securities, security options, mutual funds, index funds, fixed income products, annuities and other investment securities. We provide our customers with the ability to receive stock quotes and access research on the Internet through our website (www.tejassec.com). Our marketing strategy emphasizes our high level of service and unique knowledge of the companies covered by our research department.

     The cornerstone of our business is our research and trading capabilities. Currently, our research department consists of four analysts with expertise in special situation equity research and in distressed securities research. The analyst group has the background to analyze many industries, but has a primary focus on telecommunications and technology. We believe that the rapid changes in each of these industries provide excellent investment opportunities. We anticipate that we will continue to devote a substantial portion of our resources to support our research department.

     Our revenue consists primarily of commission revenue and trading income from institutional and retail customers. Depending on the prevailing capital markets, we will also participate in investment banking activities for companies in the telecommunication and technology industries. We will continue to devote additional resources towards our investment banking operations in the foreseeable future.

     While our brokerage commission revenue is dependent on trading volume, which may fluctuate significantly, our overhead remains relatively fixed. Thus, if our trading volume decreases, our profitability is adversely affected despite lower compensation costs associated with the lower trading volume. Consequently, net-operating results can vary significantly from period to period. Our business is also subject to substantial governmental regulations and changes in legal, regulatory, and compliance requirements that may have a substantial impact on our business and results of operations.

Brokerage Services

     We provide brokerage services, through Tejas Securities, our subsidiary, to approximately 5,000 retail customers and 500 institutional customers. We offer customers the ability to buy and sell securities, security options, mutual funds, index funds, fixed income products, annuities and other investment securities. Commission revenue from customer security transactions, as well as the related compensation expense, is recorded on a trade date basis.

Research

     We have a research department dedicated to the analysis and performance of markets/industry conditions. Currently, our research department consists of four analysts with expertise in special situation equity research and in distressed securities research. This analyst group has the background to analyze many industries, but has a primary focus on telecommunications and technology.

Market Making

     We are a market maker for approximately 170 public companies whose stocks are traded on the Nasdaq Stock Market. Generally, we do not maintain inventories of securities for sale to our customers. However, we do engage in certain principal transactions where, in response to a customer order, we will purchase securities in the marketplace for later sale to our customers.

     When we enter into securities transactions for our own account, we recognize realized gains and losses upon the completion of trades and unrealized gains and losses based upon a mark to market of securities held by us. Securities with readily determinable market values are marked to market based on quoted market prices. Securities with limited market activity for which quoted market prices are not readily determinable are based on our management’s best estimate, which may include dealer price quotations and price quotations for similar instruments traded.

Investment Banking

     Our investment banking services primarily relate to assisting companies raise capital through public or private offerings of equity or debt securities and providing advisory services for companies involved in mergers and acquisitions. Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings and fees earned from providing merger and acquisition advisory services.

Margin Loans

     We extend credit to our customers, which is financed through our clearing organization, in connection with customer securities transactions. This credit, which earns interest income, is known as “margin lending.” In margin transactions, the client pays a portion of the purchase price of securities, and we make a loan (financed by our clearing organization) to the client for the balance, collateralized by the securities purchased or by other securities owned by the client.

     In permitting clients to purchase on margin, we are subject to the risk of a market decline, which could reduce the value of our collateral below the client’s indebtedness. Agreements with margin account clients permit our clearing organization to liquidate our clients’ securities with or without prior notice in the event of an insufficient amount of margin collateral. Despite those agreements, our clearing organization may be unable to liquidate clients’ securities for various reasons including the fact that the pledged securities may not be actively traded, there is an undue concentration of certain securities pledged, or a trading halt is issued with regard to pledged securities.

Customers

     Historically, our customer base has been comprised of predominately large institutional customers and high net-worth retail customers. These customers demand high quality research and sophisticated trading capabilities. We believe that we have served the needs of this segment of our customer base well, resulting in increased trading volume. We believe that the increase in the scope of our research services should increase customer satisfaction and increase our revenues from institutional customers and high net-worth retail customers.

Employees

     On June 30, 2004, we had 57 employees, which was approximately the same number as on December 31, 2003. Of these employees, 28 work in sales, 10 in trading, 5 in research and investment banking and the remaining employees perform management and administrative functions. It is our goal to use the sales support functions that are currently in place to support additional sales staff. We believe that taking advantage of the infrastructure currently in place will allow an increase in productivity in the sales area with minimal additional support cost.

Competition

     All aspects of our business are highly competitive. In our general brokerage activities, we compete directly with numerous other broker-dealers, many of which are large well-known firms with substantially greater financial and personnel resources. Many of our competitors employ extensive advertising and actively solicit potential clients in order to increase business. In addition, brokerage firms compete by furnishing investment research publications to existing clients, the quality and breadth of which are considered important in the development of new business and the retention of existing clients. We also compete with a number of smaller regional brokerage firms in Texas and the southwestern United States.

     Since the adoption of the Gramm-Leach-Bliley Act of 1999, commercial banks and thrift institutions have been able to engage in traditional brokerage and investment banking services. Competition among financial services firms also exists for investment representatives and other personnel.

     The securities industry has become considerably more concentrated and more competitive since Tejas Securities was founded, as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. In addition, companies not engaged primarily in the securities business, but with substantial financial resources, have acquired leading securities firms. These developments have increased competition from firms with greater capital resources than those of ours.

     The securities industry has experienced commission discounting by broker-dealers competing for retail brokerage business. The continuation of such discounting and an increase in the number of new and existing firms offering discounts could adversely affect our retail equity business. However, we have historically derived the majority of our commission revenue from institutional customers that tend to purchase larger blocks of securities than individual customers. Transactions with institutional customers have not been subject to the same level of discounting that brokerage firms experience with retail customers due to the size of the transactions. In addition, we have concentrated our research efforts on debt securities, which have not experienced as significant of discounting as equity securities.

Securities Industry Practices

     Tejas Securities is registered as a broker-dealer with the Securities and Exchange Commission (the “SEC”) and the NASD. Tejas Securities is registered as a securities broker-dealer in 39 states and the District of Columbia. Tejas Securities is also a member of the Securities Investors Protection Corporation, which provides Tejas Securities’ customers with insurance protection for amounts of up to $500,000 each, with a limitation of $100,000 on claims for cash balances. Tejas Securities has also acquired an additional $1,500,000 in insurance coverage through Seabury & Smith, as added protection for individual customers’ securities, covering all clients of Tejas Securities’ institutional and retail customers.

     Tejas Securities is subject to extensive regulation by federal and state laws. The SEC is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the NASD and the national securities exchanges. These self-regulatory organizations adopt rules, subject to approval by the SEC, which govern the industry and conduct periodic reviews of member broker-dealers. Securities firms are also subject to regulation by state securities commissions in the states in which they do business. The SEC, self-regulatory organizations, and state securities commissions may conduct administrative proceedings which can result in censure, fine, suspension, or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and shareholders of broker-dealers.

Net Capital Requirements

     Tejas Securities is subject to SEC Rule 15c3-1, Net Capital Requirements For Brokers or Dealers (the “Rule”), which establishes minimum net capital requirements for broker-dealers. The Rule is designed to measure financial integrity and liquidity in order to assure the broker-dealer’s financial stability within the securities market. The net capital required under the Rule depends in part upon the activities engaged in by the broker-dealer.

     In computing net capital under the Rule, various adjustments are made to exclude assets not readily convertible into cash and to reduce the value of other assets, such as a broker-dealer’s position in securities. A deduction is made against the market value of the securities to reflect the possibility of a market decline prior to sale. Compliance with the Rule could require intensive use of capital and could limit our ability to pay dividends to our stockholders. Failure to comply with the Rule could require the Company to infuse additional capital into Tejas Securities, could limit the ability of Tejas Securities to pay its debts and/or interest obligations, and may subject Tejas Securities to certain restrictions which may be imposed by the SEC, the NASD, and other regulatory bodies. Moreover, in the event that the Company could not or elected not to infuse the additional capital or otherwise bring Tejas Securities into compliance, Tejas Securities would ultimately be forced to cease operations.

     At June 30, 2004 Tejas Securities elected to use the alternative method permitted by the Rule, which requires it to maintain minimum net capital, as defined in the Rule, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in the Rule. At June 30, 2004, Tejas Securities had net capital of $1,295,108, which was $1,045,108 in excess of the minimum amount required.

Facilities

     Our headquarters are located at 2700 Via Fortuna, Suite 400, Austin, Texas. We lease space for our offices in Austin, Texas, and Tinton Falls, New Jersey, which consist of approximately 24,700 square feet and 1,900 square feet, respectively. Future commitments associated with the leases are included in Note 18 to the Consolidated Financial Statements. These leases are for terms of four years and five years, respectively, and contain renewal options. We subleased approximately 40% of our space in the Austin location during 2003 and 2004. We also lease approximately 5,400 square feet of space in Houston, Texas for a branch office that was closed in July 2004. The lease term for the Houston, Texas office is for three years. We also leased approximately 2,500 square feet in Atlanta, Georgia, with a lease term expiring in 2005. In September 2002, we subleased approximately 85% of its Atlanta, Georgia office space. We subleased the remaining 15% of its Atlanta, Georgia office space in March 2003.

Legal Proceedings

     There are no material pending legal proceedings, other than litigation incidental to our business, which we believe will have a material adverse affect upon us.

MANAGEMENT

     The following information sets forth certain information with respect to our executive officers and directors as of August 31, 2004. Each of the directors is elected to serve until the next election of directors at a meeting of the stockholders. Their respective backgrounds are described below.

NAME	AGE	POSITION	DIRECTOR TERM
John J. Gorman	43	Director and Chairman	June 2004 — June 2005
William A. Inglehart	72	Director	June 2004 — June 2005
Charles H. Mayer	56	Director	June 2004 — June 2005
Barry A. Williamson	46	Director	June 2004 — June 2005
Clark N. Wilson	47	Director	June 2004 — June 2005
Mark Salter	44	Chief Executive Officer
Kurt J. Rechner	43	President, Chief Operating Officer, Secretary and Treasurer
John F. Garber	34	Chief Financial Officer

     John J. Gorman. Mr. Gorman became our Chairman of the Board of Directors in August 1999. He was our Chief Executive Officer from August 1999 through June 2004. He has been the Chairman of Tejas Securities since July 1997. Mr. Gorman has over 18 years of experience in the brokerage industry. Mr. Gorman became a principal of Tejas Securities on April 18, 1995. From 1988 until joining Tejas Securities, Mr. Gorman worked at APS Financial Inc., a broker-dealer in Austin, Texas, most recently as a Senior Vice President. Mr. Gorman served primarily in a broker capacity at APS Financial Inc. Mr. Gorman has held positions at APS Financial Inc., Landmark Group, Shearson Lehman and Dean Witter. In addition, Mr. Gorman serves on the Board of Directors of Lincoln Heritage Corporation, a publicly traded company. Mr. Gorman is the nephew of Charles H. Mayer through marriage. Mr. Gorman received his B.B.A. from Southern Methodist University in 1983.

     William A. Inglehart. Mr. Inglehart became a director in June 2003. Mr. Inglehart served as President and Chief Executive Officer of Payco American Corporation, a publicly-held financial services organization with offices throughout the United States, from September 1989 until his retirement in November 1991. While in the United States military, Mr. Inglehart served as a special agent with the counter-intelligence corps. Mr. Inglehart earned a B.A. from the University of Arizona in 1958. Mr. Inglehart is Mr. Gorman’s father-in-law.

     Charles H. Mayer. Mr. Mayer retired as our President and Chief Operating Officer in June 2004. Mr. Mayer previously served in those capacities from December 2000 and September 1999, respectively. From 1995 until he joined Tejas Securities, Mr. Mayer was self-employed and managed personal investments in a number of companies unrelated to the securities industry. From 1990 to 1995, Mr. Mayer was the Managing Director and Chief Information Officer with CS First Boston. Mr. Mayer’s other experience includes 21 years in senior positions with Morgan Stanley, Tech Partners, Salomon Brothers, Lehman Brothers and the Federal Reserve Bank of New York. Mr. Mayer is the uncle of John J. Gorman through marriage. Mr. Mayer earned a B.B.A. and M.B.A. from Seton Hall University.

     Barry A. Williamson. Mr. Williamson became a Director in October 1999. Mr. Williamson was elected in 1992 as the 38th Texas Railroad Commissioner and served from January 1993 to January 1999. He served as the Railroad Commission’s Chairman in 1995. During the late 1980’s and early 1990’s, Mr. Williamson served under the Bush administration at the U.S. Department of Interior as the Director of Minerals Management Service. Under President Bush, he managed mineral leases on the United States’ 1.4 billion-acre continental shelf and oversaw an annual budget of almost $200 million. During the 1980’s, Mr. Williamson served under the Reagan administration as a principal advisor to the U.S. Secretary of Energy in the creation and formation of a national energy policy. Mr. Williamson began his career with the firm of Turpin, Smith, Dyer & Saxe, and in 1985 established the Law Offices of Barry Williamson and founded an independent oil and gas company. Mr. Williamson graduated from the University of Arkansas with a B.A. in Political Science in 1979, and received his J.D. degree from the University of Arkansas Law School in 1982.

     Clark N. Wilson. Mr. Wilson became a Director in October 1999. Mr. Wilson is a principal in Athena Equity, a Texas limited partnership that specializes in commercial real estate investments. Mr. Wilson served as the President and Chief Executive

Officer of Clark Wilson Homes, Inc., a subsidiary of Capital Pacific Holdings from 1992 to 2003. Previously, Mr. Wilson was the President of Doyle Wilson Homebuilder, Inc., serving in that position in 1992. Mr. Wilson served as Vice President of Doyle Wilson homebuilder, Inc. from 1986 to 1992. Mr. Wilson took Doyle Wilson Homebuilder, Inc. through a turbulent market and formed Clark Wilson Acceptance Corporation in 1989 as a finance corporation, personally financing over $35,000,000 of construction loans for Doyle Wilson Homebuilder, Inc. Mr. Wilson has won numerous MAX awards between 1994 and 1998, including the MAX Award for Grand Builder of the Year and best Quality Project in 1994. Mr. Wilson is a Life Member of the National Association of Homebuilders Spike Club. Mr. Wilson attended Amarillo College and the University of Texas at Austin, and has nearly twenty-five years of experience in the homebuilding industry.

     Mark M. Salter. Mr. Salter became our Chief Executive Officer and Director of Sales and Trading in June 2004. Prior to that, Mr. Salter managed the investment grade, government and mortgage backed bond area for us since May 2000. Mr. Salter joined us from Amherst Securities where he was Director of Fixed Income Securities from    to May 2000. Mr. Salter has been in the securities industry since 1981 and has been involved in fixed income sales and trading for over 21 years. Mr. Salter holds a B.A. in Economics from York University in Toronto, Canada.

     Kurt J. Rechner, CPA, CFA. Mr. Rechner became our President and Chief Operating Officer in June 2004, our Treasurer in September 2000 and our Secretary in September 2002. Prior to that Mr. Rechner was our Chief Financial Officer from January 2000 to June 2004. Mr. Rechner has spent the past 21 years in the financial services industry. Prior to joining us, Mr. Rechner was employed from 1997 through 1999 as an Executive Vice President, Finance & Operations, CFO for Xerox Federal Credit Union. From May 1995 to 1997, Mr. Rechner was the Chief Executive Officer for Prism Capital Management, LLC, which managed a global fixed income hedge fund. From 1990 through May 1995, Mr. Rechner was the Senior Vice President of Accounting and Finance for Security Service Federal Credit Union. Mr. Rechner earned a B.S. in Business Administration from the University of Illinois in 1984 and an M.B.A. from Trinity University in 1985. Mr. Rechner also holds the professional designations of Certified Public Accountant and Chartered Financial Analyst.

     John F. Garber, CPA. Mr. Garber became our Chief Financial Officer in June 2004. Prior to that, Mr. Garber served as our Director of Finance since August 1999. Mr. Garber joined Tejas Securities in October 1998 as Director of Finance. From April 1998 until joining Tejas Securities, Mr. Garber was employed as the Controller for Loewenbaum & Co. Inc., an Austin based broker-dealer. Prior to joining Loewenbaum & Co., Inc., he was employed by KPMG LLP from 1995 to 1998 as a supervising auditor in the financial assurance department. Mr. Garber graduated from the University of Florida in 1992 with a B.S.B.A. in Finance. Mr. Garber holds the professional designation of Certified Public Accountant.

Board Committees

Audit Committee

     The Audit Committee of the board of directors was formed in May 2000. The Audit Committee members are Barry A. Williamson, Clark N. Wilson and William A. Inglehart, and Mr. Wilson is chairman of the committee. On March 29, 2004, the board of directors adopted an Amended and Restated Charter for the Audit Committee. The Audit Committee’s responsibilities include:

•	assisting the board in its oversight responsibilities regarding:

1.	the integrity of our financial statements,

2.	our compliance with legal and regulatory requirements, and

3.	the independent accountant’s qualifications and independence;

•	preparing the report required by the SEC for inclusion in our annual proxy statement;

•	appointing, retaining, compensating, evaluating and terminating our independent accountants;

•	approving audit and non-audit services to be performed by the independent accountants;

•	overseeing our accounting and financial reporting processes and the audits of our financial statements; and

•	otherwise performing such other functions as the board may from time to time assign to the Audit Committee.

Compensation Committee

     The Compensation Committee consists of Barry A. Williamson and Clark N. Wilson, and Mr. Williamson is chairman of the committee. The Compensation Committee administers our stock option plan. See “Westech Capital Corp. 1999 Stock Option Plan.” The Compensation Committee was formed on October 15, 1999. On March 29, 2004, the board of directors adopted the Amended and Restated Charter of the Compensation Committee. The Compensation Committee’s responsibilities include:

•	assisting the board in ensuring that a proper system of long-term and short-term compensation is in place to provide performance-oriented incentives to management, and that compensation plans are appropriate and competitive and properly reflect the objectives and performance of management and the company;

•	discharging the board’s responsibilities relating to compensation of our executive officers;

•	evaluating our Chief Executive Officer and setting his or her remuneration package;

•	preparing an annual report on executive compensation for inclusion in our annual proxy statement;

•	making recommendations to the board with respect to incentive-compensation plans and equity-based plans; and

•	performing such other functions as the board may from time to time assign to the Compensation Committee.

Nominating Committee

     We do not have a nominating committee (or a nominating committee charter) because our entire board of directors participates in our director nomination process.

     The board of directors identifies nominees by first evaluating the current members of the board who are willing to continue in service. Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the board with that of obtaining a new perspective. If any member of the board does not wish to continue in service or if the board of directors decides not to recommend a member for re-election, the nominating committee will identify the desired skills and experience of a new nominee in light of the criteria below. Research may be performed to identify qualified individuals. To date, the board of directors has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although it may do so in the future if it considers doing so necessary or desirable.

     The consideration of any candidate for service on our board is based on the board of director’s assessment of the candidate’s professional and personal experiences and expertise relevant to our operations and goals. The board evaluates each candidate on his or her ability to devote sufficient time to board activities to effectively carry out the work of the board. The ability to contribute positively to the existing collaborative culture among board members is also considered by the committee. In addition, the committee considers the composition of the board as a whole; the status of the nominee as “independent” and the rules and regulations of the SEC; and the nominee’s experience with accounting rules and practices. Other than the foregoing, there are no stated minimum criteria for director nominees, although the board of directors may also consider such other factors as it may deem are in our and our stockholders’ best interests.

Compensation Committee Interlocks and Insider Participation

     None of our executive officers served as a member of the compensation or similar committee or board of directors of any other entity, other than our subsidiaries, of which an executive officer served on our compensation committee or board of directors.

Director Compensation

     Each director receives $1,000 per meeting of the board for his or her service on the board of directors, plus health insurance benefits. Directors serving on committees of the board of directors are not separately compensated for that service. We typically grant directors options to purchase 10,000 shares of common stock annually for serving on the board of directors. However, these option grants are not guaranteed. As part of their incentive to join the board of directors, Mr. Wilson, Mr. Williamson and Mr. Inglehart were each provided with options to purchase 10,000 shares of common stock at the time of their election or appointment to the board. These options were exercisable at $2.50 per share, and expire on June 3, 2008. The options vest in three equal installments beginning on June 3, 2003.

Executive Officer Compensation

     The following table sets forth information concerning compensation of our chief executive officer and other highly compensated executive officers whose salary and bonuses exceeded $100,000 for the year ended December 31, 2003, the “named executive officers.”

	Annual Compensation						Long-Term
							Compensation
				Other Annual Compensation			Awards
Name and Principal							Securities
Position	Year	Salary(1)	Bonus	Forgiven Debt		Commissions	Underlying Options
John J. Gorman (3)	2003	$0	$753,000	$49,835		$2,900,138	10,000
Chief Executive	2002	0	1,180,000	0		2,049,982	0
Officer	2001	0	250,000	0		3,348,259	100,000
Charles H. Mayer (4)	2003	$225,000	$292,000	$50,000	(6)	$0	10,000
President and Chief	2002	225,000	671,000	50,000		0	0
Operating Officer	2001	225,000	15,000	50,000		0	50,000
Mark M. Salter (3)	2003	$100,000	$765,121	$0		$82,381	10,000
	2002	100,000	657,176	0		93,689	0
	2001	100,000	139,935	0		76,179	0
Kurt J. Rechner (2)(4)(5)	2003	$150,000	$154,000	$0		$0	10,000
Chief Financial Officer,	2002	150,000	135,000	0		0	0
Treasurer and Secretary	2001	150,000	65,000	0		0	10,000
John F. Garber (5)	2003	$90,000	$60,000	$0		$0	0
Director of Finance	2002	89,583	55,000	0		0	0
	2001	86,250	11,000	0		0	0
A. Reed Durant (7)	2003	$85,000	$50,000	$0		$142	0
Director of Compliance	2002	85,000	50,000	0		0	0
	2001	85,000	10,000	0		2,230	0

(1)	Does not include certain perquisites and other personal benefits that are standard in the industry and have a total value of less than 10% of the total annual salary, bonus and commissions reported for the named executive officer.

(2)	Mr. Rechner was appointed Secretary on September 18, 2002.

(3)	Mr. Gorman served as our Chief Executive Officer until June 2004 when Mr. Salter was appointed as Chief Executive Officer.

(4)	Mr. Mayer served as our President and Chief Operating Officer until June 2004 when Mr. Rechner was appointed as President and Chief Operating Officer.

(5)	Mr. Rechner served as our Chief Financial Officer until June 2004 when Mr. Garber was appointed as Chief Financial Officer.

(6)	See “Certain Relationships and Related Transactions — Officer and Director Receivables” for a description of this forgiven debt.

(7)	Mr. Durant ceased to be our Director of Compliance on August 16, 2004.

Option Grants and Exercises

     The following table provides certain information regarding options granted to our named executive officers during the year ended December 31, 2003. Each of the options listed in the table below was granted pursuant to our 1999 Stock Option Plan. The percentages of total options granted are based on an aggregate of 100,000 options granted to employees, officers and directors in 2003. Options were granted at the closing price for our common stock on the date of grant.

	Option Grants in Last Fiscal Year
	Individual Grants
					Potential Realizable Value at
		% of Total			Assumed Annual Rates of
	Number of	Options			Stock Price Appreciation
	Securities	Granted	Exercise		for Option Term
	Underlying Options	in	Price Per	Expiration
Name	Granted(#)	Fiscal Year	Share	Date	5%	10%
John J. Gorman	10,000	10%	$2.50	6/3/2008	$6,907	$15,263
Charles H. Mayer	10,000	10	2.50	6/3/2008	6,907	15,263
Kurt J. Rechner	10,000	10	2.50	6/3/2008	6,907	15,263
Mark M. Salter	10,000	10	2.50	6/3/2008	6,907	15,263

     Amounts reported in the potential realizable value column above are hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, calculated by assuming that the stock price on the date of grant as determined by the Compensation Committee appreciates at the indicated annual rate compounded annually for the entire term of the option (5 years).

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

     The following table provides information concerning unexercised options held as of December 31, 2003, by the named executive officers. No options were exercised during fiscal year 2003.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-money
	Options at December 31, 2003		Options at December 31, 2003(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
John J. Gorman	103,333	6,667	$671,665	$43,336
Charles H. Mayer	115,396	6,667	$656,980	$43,336
Kurt J. Rechner	13,333	6,667	$86,665	$43,336
Mark M. Salter	3,333	6,667	$21,665	$43,336
John F. Garber	—	—	$—	$—
A. Reed Durant	—	—	$—	$—

(1) The amount set forth represents the difference between the fair market value of the underlying stock on December 31, 2003 and the exercise price of the option. The fair market value was determined by the closing price of $9.00 per share on December 31, 2003.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about our equity compensation plans as of December 31, 2003.

			(c)
			Number of shares of our
	(a)		common stock remaining
	Number of shares of our	(b)	available for future
	common stock to be issued	Weighted-average exercise	issuance under equity
	upon exercise of	price of outstanding	compensation plans
	outstanding options,	options, warrants and	(exceeding securities
Plan Category	warrants and rights	rights	reflected in column (a))
Equity compensation plans approved by our security holders	260,000	$2.50	140,000
Equity compensation plans not approved by our security holders	62,063 (1)	$4.00	N/A (1)
Total	322,063	$2.79	140,000

(1)	Shares relate to a one time option grant to Charles H. Mayer outside our 1999 Stock Option Plan on January 1, 2000 which is fully vested and expires January 1, 2005.

Employment Agreements

     In June 2004, we entered into an employment agreement with Kurt J. Rechner, our President and Chief Operating Officer. This agreement provides for eight quarterly cash payments of $17,500, in addition to his annual salary of $150,000. Additionally, Mr. Rechner is entitled to a six month severance package in the event that he is terminated for cause. Mr. Rechner’s employment agreement also includes participation in our stock option program and all eligible employee benefit plans.

     In June 2004, we entered into an employment agreement with Mark M. Salter, our Chief Executive Officer and Director of Sales and Trading. This agreement provides for eight quarterly cash payments of $17,500 in addition to his annual salary of $150,000. Mr. Salter is also entitled to commission overrides on the trading securities that he manages. Mr. Salter’s employment agreement also includes participation in our stock option program and all eligible employee benefit plans.

     In June 2004, we entered into an employment agreement with John F. Garber, our Chief Financial Officer. This agreement provides for an annual salary of $125,000. Mr. Garber’s employment agreement also includes participation in our stock option program and all eligible employee benefit plans.

WESTECH CAPITAL CORP. 1999 STOCK OPTION PLAN

     In October 1999, we adopted a stock option plan to strengthen our ability to attract, motivate, compensate and retain employees, directors, and consultants by providing a means for such persons to acquire a proprietary interest in the company and to participate in its growth through ownership of our common stock. The Compensation Committee of the board of directors administers the Stock Option Plan, provided, however, that the board of directors may also take all actions to administer the Stock Option Plan, including granting options.

Shares Subject to the Plan

     Under the Stock Option Plan, we can grant awards consisting of either incentive stock options or nonqualified stock options not to exceed 400,000 shares of our common stock. That number will be adjusted automatically if the outstanding shares of common stock are increased or decreased or changed into or exchanged for a different number of shares or kind of shares or other securities of the company or of another corporation, by reason of reorganization, split, combination of shares, or a dividend payable in common stock. Equitable adjustments to the number of shares subject to each award and to the payment required to obtain such shares will also be made so that the same proportion of shares will be subject to the award and the aggregate consideration to acquire all shares subject to the award will remain as it was prior to such event as described in the previous sentence.

     During 2003, we granted options under the Stock Option Plan to acquire 100,000 shares of common stock, none of which were exercised, forfeited or canceled during the year. Options to purchase 40,000 shares of common stock, issued prior to 2001, were forfeited by a former employee during 2003. We had 260,000 options outstanding under the Stock Option Plan as of December 31, 2003.

Eligibility

     All of our employees, directors and consultants are eligible to receive awards under the Stock Option Plan, but only employees are eligible to receive incentive stock options. The Compensation Committee, as administrator of the Stock Option Plan, determines the persons to whom stock option awards are to be granted; whether an option will be an incentive stock option or nonqualified stock option or both; the number of shares of our common stock subject to each grant; and the time or times at which stock option awards will be granted and the time or times of the exercise period, which shall not exceed the maximum period described below.

Types of Awards

     Options granted under the Stock Option Plan may be either options that are intended to qualify for treatment as “incentive stock options” under Section 422 of the Internal Revenue Code or options that are not, which are “nonqualified stock options”. The exercise price of incentive stock options must be at least the fair market value of a share of the common stock on the date of grant, and not less than 110% of the fair market value in the case of an incentive stock option granted to an optionee owning 10% or more of our outstanding common stock. The aggregate fair market value of common stock (calculated on the date of grant) with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. The term of an option may not exceed ten years (or five years in the case of an incentive stock option granted to an optionee owning 10% or more of our outstanding common stock).

Termination of Awards

     The Stock Option Plan limits the time during which a holder of an option can exercise an option to no more than ten years. In addition, an optionee who leaves our employment will generally have no more than three months to exercise an option, reduced to zero days after employment is terminated for cause, and additional rules apply to cases of death and disability. Upon the occurrence of certain events which constitute a change of control, all granted options shall become exercisable during the period beginning on the date of the occurrence of the change of control and ending sixty days later. The Compensation Committee may, however, override the Stock Option Plan’s rules, other than the ten year limit. We cannot grant additional options under the Stock Option Plan after October 15, 2009, the tenth anniversary of its adoption.

Amendments to Our Stock Option Plan

     The board of directors may amend or terminate the Stock Option Plan, as long as no amendment or termination affects options previously granted. However, the plan requires stockholder approval of any amendment that increases the number of shares available under the plan which may be issued as incentive stock options or that modify the requirements as to eligibility to receive incentive stock options under the plan.

PRINCIPAL STOCKHOLDERS

The following table provides information with respect to ownership of our common stock as of August 31, 2004 for:

•	each beneficial owner of five percent or more of our common stock;

•	each director;

•	each of the named executive officers; and

•	all directors and officers as a group.

     Except as indicated on the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Options exercisable within 60 days following August 31, 2004, are included as shares beneficially owned. For purposes of calculating percent ownership as of August 31, 2004, 1,513,024 shares were issued and outstanding and, for any individual who beneficially owns shares represented by options exercisable within 60 days following August 31, 2004, these shares are treated as if outstanding for that person, but not for any other person.

Name and Address	Number of Shares of	Percent Beneficially
of Beneficial Owner	Common Stock	Owned
John J. Gorman(1)(2)(3)	940,549	58.1%
Joseph F. Moran(1)(7)	209,407	13.8%
Mark M. Salter(1)(4)	128,169	7.8%
Kurt J. Rechner(1)(6)	37,109	2.4%
John F. Garber(1)(5)	8,339	*
A. Reed Durant(1)	6,206	*
Barry A. Williamson(1)(7)	6,666	*
Clark N. Wilson(1)(7)	6,666	*
William A. Inglehart(1)(7)	6,666	*
Charles H. Mayer(1)	—	*
All owners of more than five percent, officers and directors as a group (10 total)	1,349,777	74.4%

*	Less than 1%.

(1)	The address for Messrs. Gorman, Moran, Salter, Rechner, Garber, Durant, Williamson, Wilson, Inglehart and Mayer is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

(2)	Includes 106,666 shares of vested common stock issuable pursuant to options granted under our 1999 Stock Option Plan (which we refer to as the Stock Option Plan).

(3)	Mr. Gorman disclaims beneficial ownership of 179,766 shares, 89,883 shares of which are held in the name of the John Joseph Gorman V Trust and 89,883 shares of which are held in the name of the Ryleigh Gorman Trust. Mr. Gorman’s wife, Tamra Gorman, serves as the Trustee of each trust.

(4)	Includes 27,499 shares of vested common stock issuable pursuant to options granted under the Stock Option Plan. Includes 100,000 shares of common stock issuable pursuant to the July 7, 2004 convertible note payable.

(5)	Includes 3,333 shares of vested common stock issuable pursuant to options granted under the Stock Option Plan.

(6)	Includes 36,499 shares of vested common stock issuable pursuant to options granted under the Stock Option Plan.

(7)	Includes 6,666 shares of vested common stock issuable pursuant to options granted under the Stock Option Plan.

SELLING STOCKHOLDERS

     The following table and accompanying notes set forth certain information regarding the selling stockholders as of August 31, 2004. Under this prospectus, the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees or other successors in interest may offer and sell from time to time an aggregate of 678,193 shares of common stock. In this prospectus, we refer to these holders collectively as the selling stockholders. The shares are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time. See “Plan of Distribution.” The selling stockholders may offer all, some or none of the common stock listed below.

     The table below sets forth (1) the names of the selling stockholders, (2) the number of shares owned, directly and beneficially, by such stockholders as of August 31, 2004, and (3) the number of shares which may be offered pursuant to this prospectus. Because the selling stockholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares that will be held by any selling stockholder after this offering can be provided.

     The number of shares of common stock outstanding on August 31, 2004 was 1,513,024. Each person listed in the table has informed us that such person has (1) voting and investment power with respect to such person’s shares of common stock and (2) record and beneficial ownership with respect to such person’s shares of common stock. A person is considered the beneficial owner of any securities as of a given date that can be acquired within 60 days of such date through the exercise of any option, warrant or right.

     If all of the shares are sold pursuant to this prospectus, then the selling stockholders will sell 678,193 shares of our common stock, or 42% of the common stock outstanding.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering		Shares	After Offering
Name of Selling Stockholder	Number	Percentage	Offered	Number	Percentage
John J. Gorman	940,549	58.1%	578,193	362,356	22.3%
Mark M. Salter (1)	128,169	7.8%	100,000	28,169	1.8%
All Selling Stockholders as a Group (2 Total)	1,068,718	65.9%	678,193	390,525	24.1%

(1)	Includes 100,000 shares issuable pursuant to the July 7, 2004 convertible note payable.

PLAN OF DISTRIBUTION

     The selling stockholders, or their respective pledgees, donees, transferees, or other successors in interest, may offer their common stock from time to time in one or more of the following transactions:

•	on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

•	in the over-the-counter market;

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions; and,

•	any combination of such methods of sale.

     The selling stockholders may also transfer shares by gift. We do not know of any arrangements by any selling stockholder for the sale of the common stock held by them.

     In effecting sales, brokers and dealers engaged by any selling stockholder may arrange for other brokers or dealers to participate. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share. To the extent such broker-dealer is unable to do so acting as agent for the selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the Nasdaq National Market at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell their shares in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus, regardless of whether such shares are covered by this prospectus.

     From time to time, a selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by it. The pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. In addition, a selling stockholder may, from time to time, sell short our common stock, and, in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.

     To the extent required under the Securities Act of 1933, the aggregate amount of the selling stockholder’s shares of common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, broker or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the applicable selling stockholder and/or purchasers of such selling stockholder’s shares of common stock, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Any selling stockholder and any broker-dealers that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the common stock sold by them may be deemed to be underwriting discounts and commissions.

     Any selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with the distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. Any selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

     Any selling stockholder and other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Securities and Exchange Act of 1934, including Regulation M. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid or purchase any security which is the subject of distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933.

     The shares of common stock offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933. Pursuant to agreements with the selling stockholders, we agreed to register the common stock under the Securities Act of 1933.

     We will pay all expenses in connection with this offering other than fees and expenses of counsel and other advisors to the selling stockholder or underwriting discounts, brokerage fees and commissions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Notes Payable

     On July 7, 2004, we entered into a subordinated convertible promissory note agreement with Salter Family Partners, Ltd., a family limited partnership controlled by Mark M. Salter, Chief Executive Officer (the “Lender”), to borrow $1,000,000 for operating purposes. Under the terms of the promissory note, we will make quarterly interest payments at a rate of 10% per annum. The promissory note is unsecured. The maturity date of the note is December 1, 2005, at which time all remaining unpaid principal and interest is due. If (i) the closing price of our common stock is less than $2.00 per share for ten consecutive trading days, (ii) Mr. Salter is no longer employed by us (other than death or disability), or (iii) the net liquidating equity of Tejas Securities held at its clearing organization as of the last business day of a calendar month is less than $2,000,000, then an event of default will exist under the promissory note and the Lender is entitled to declare the amounts outstanding under the promissory note immediately due and payable. The promissory note is convertible at any time into our common stock in an amount equal to the unpaid principal divided by the conversion price of $10.00 per share. At such time as we are authorized to issue preferred stock, Mr. Salter may convert the promissory note into our preferred stock in an amount equal to the unpaid principal divided by the conversion price of $10.00 per share. The promissory note is convertible until the note is repaid. Although our certificate of incorporation does not authorize the issuance of preferred stock, we have agreed to take certain actions to amend our certificate of incorporation to authorize the issuance of shares of preferred stock.

     On February 17, 2004, we entered into an agreement with a bank to borrow $2,500,000 for operating and financing purposes. We used a portion of the proceeds to repay the March 2002 and the June 2003 loan agreements in full. The loan is due on demand or by February 15, 2007 if no demand is made. The loan accrues interest at prime plus 2% and is to be paid in equal monthly payments of $70,000, plus accrued interest, commencing on March 15, 2004. The loan documents require that we maintain a minimum tangible net worth of not less than $2.6 million and contain other covenants that restrict our ability to incur debt, incur liens, sell assets, pay dividends, engage in different business activities, merge with or acquire other entities, and make investments or loans. The loan is secured by the common stock of our primary operating subsidiary, Tejas Securities, as well as the personal guaranty of John J. Gorman, our chairman. The balance of the loan was $2,220,000 as of June 30, 2004.

     We issued a promissory note in August 2002 in exchange for $1,000,000 from John J. Gorman, our Chairman. Under the terms of the promissory note, we were to make twenty monthly installment payments of $50,000 plus accrued interest, beginning on September 8, 2002. The promissory note accrued interest at 11.5% per annum. We repaid the remaining balance of the promissory note in June 2003.

Officer and Director Receivables

     During 1999, Tejas Securities received a $200,000 note from Charles H. Mayer, our former President and Chief Operating Officer, in conjunction with his employment agreement. The note bore no interest and was due on demand if Mr. Mayer resigned as an employee of ours prior to December 31, 2000. In October 2000, the note was transferred to us at cost. In January 2001, Mr. Mayer’s employment agreement was modified to allow us to forgive the $200,000 note in equal installments of $50,000 per year for the years 2001, 2002, 2003 and 2004, as long as Mr. Mayer remained an employee. Additionally, Mr. Mayer forfeited his guaranteed annual bonus of $200,000 for the year 2000.

     In October 2001, John Gorman acquired the right to receive payment of a liability of ours in the amount of $121,000 originally payable to a third-party. The liability originated from merger between us and Tejas Securities and is payable upon our successful listing on a national exchange.

DESCRIPTION OF CAPITAL STOCK

Common Stock

     Our authorized capital stock consists of 10,000,000 shares of common stock, $0.001 par value per share. Each holder of common stock is entitled to one vote per share held of record in the election of members of our board of directors and for all other matters submitted to a vote of stockholders.

     Stockholders are entitled to receive, when and if declared by the board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes. The common stock does not have any sinking fund provisions, redemption provisions, or preemptive rights. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

     On the closing of this offering, no shares of preferred stock will be outstanding. In conjunction with the July 7, 2004 convertible note payable issued to Mark Salter, we agreed to take certain actions to amend our certificate of incorporation with the State of Delaware so that we are authorized to issue preferred stock in the future. Preferred stock that we may issue to Mark Salter will include (1) a cumulative dividend of 10% payable on a quarterly basis, (2) a mandatory conversion feature to convert the preferred stock into our common stock in the event that our common stock trades above $20.00 per share for ten consecutive trading days with a trading volume of at least 25,000 shares for each such trading day, (3) a liquidation preference over our common stock equal to the conversion price of $10.00 per share, (4) the right for Mark Salter to convert the preferred stock into our common stock on a one-for-one basis, subject to anti-dilution provisions, (5) the preferred stock shall vote on an as converted basis with our common stock, and (6) such other terms as agreed to by Mark Salter and us.

Anti-Takeover Effects

     Our Certificate of Incorporation and By-laws are designed to make it difficult for a third party to acquire control of us, even if a change of control would be beneficial to stockholders. For example, we have issued convertible debt with voting rights. The convertible debt may be converted into preferred stock, with voting rights, subject to an amendment to our Certificate of Incorporation and By-laws. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. Additionally, the voting rights attached to our convertible debt could make it more difficult for a third party to acquire our company.

     Our By-laws do not permit any person other than the board of directors or certain executive officers to call special meetings of the stockholders. In addition, we must receive a stockholders’ proposal for an annual meeting within a specified period for that proposal to be included on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at an annual or special meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Corporate Stock Transfer at 370 17th Street, Denver, Colorado.

Listing

     Currently, our shares are traded on the OTC Bulletin Board, under the symbol “WSTH”. We have applied for listing of our common stock on the American Stock Exchange under the trading symbol “WSTH”.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXPERTS

     The consolidated financial statements of Westech Capital Corp. as of December 31, 2003, and for the year ended December 31, 2003, have been included herein in reliance upon the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Westech Capital Corp. as of December 31, 2002 and for each of the years in the two-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, Independent Registered Public Accounting Firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

     The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Morrison & Foerster LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. As allowed by SEC rules, this prospectus does not contain all of the information included in that registration statement. Our descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to that registration statement, you should read the applicable exhibit for a more complete understanding of the document or subject matter involved.

     You may read and copy any document we file with the SEC, including the registration statement, of which this prospectus is a part, at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference room. You may also request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents over the Internet at the SEC’s website at http://www.sec.gov.

WESTECH CAPITAL CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Westech Capital Corp. and Subsidiaries

We have audited the accompanying statement of financial condition of Westech Capital Corp. and Subsidiaries (the Company) as of December 31, 2003, and the related statement of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Westech Capital Corp. and Subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Austin, Texas
March 4, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Westech Capital Corp.:

We have audited the accompanying consolidated statement of financial condition of Westech Capital Corp. and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two–year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westech Capital Corp. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Austin, Texas
March 15, 2003

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

	2003	2002
Assets
Cash and cash equivalents	$551,857	750,746
Receivables from employees and stockholders	177,223	263,866
Federal income taxes receivable	164,147	202,070
Securities owned, at market value	5,601,782	5,985,305
Other investment	1,155,000	1,250,000
Property and equipment, net	329,651	333,800
Deferred tax asset, net	53,504	74,990
Goodwill	138,215	138,215
Prepaid expenses and other assets	185,074	275,946

Total assets	$8,356,453	9,274,938

Liabilities and Stockholders’ Equity
Accounts payable, accrued expenses and other liabilities	$2,376,535	2,380,552
Securities sold, not yet purchased	221,279	985,210
Payable to clearing organization	742,334	971,651
Notes payable	1,655,100	1,623,450
Notes payable to stockholder	—	800,000

Total liabilities	4,995,248	6,760,863

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value 10,000,000 shares authorized; 1,512,024 issued and outstanding in 2003 and 2002	1,512	1,512
Additional paid in capital	2,222,281	2,222,281
Retained earnings	1,137,412	290,282

Total stockholders’ equity	3,361,205	2,514,075

Total liabilities and stockholders’ equity	$8,356,453	9,274,938

See accompanying notes to consolidated financial statements.

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenue:
Commissions from agency transactions	$1,834,822	1,530,218	156,627
Commissions from principal transactions	27,425,651	17,937,058	25,459,362
Underwriting and investment banking income	72,799	335,663	316,927
Net dealer inventory and investment income (loss), net of trading interest expense of $112,348, $51,484 and $120,976, respectively	(2,793,103)	1,296,933	(630,687)
Other income	43,591	135,055	25,920

Total revenue	26,583,760	21,234,927	25,328,149

Expenses:
Commissions, employee compensation and benefits	19,140,520	15,667,467	18,666,284
Clearing and floor brokerage	589,913	412,657	412,819
Communications and occupancy	2,100,250	1,631,136	1,645,693
Professional fees	949,313	704,718	1,169,474
Interest, including $40,543, $106,461 and $143,266, respectively, to related parties	115,571	212,484	229,226
Other	2,158,809	2,018,213	1,894,971

Total expenses	25,054,376	20,646,675	24,018,467

Income before income tax expense and minority interest	1,529,384	588,252	1,309,682
Income tax expense	682,254	298,200	495,474

Income before minority interest	847,130	290,052	814,208
Minority interest	—	—	(18,814)

Net income	$847,130	290,052	833,022

Earnings per share:
Basic	$0.56	0.19	0.62

Diluted	$0.54	0.19	0.53

Weighted average shares outstanding:
Basic	1,512,024	1,512,024	1,348,097

Diluted	1,563,876	1,525,703	1,546,112

See accompanying notes to consolidated financial statements.

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2003, 2002 and 2001

			Additional
		Common	Paid in	Retained Earnings
	Shares	Stock	Capital	(Accumulated Deficit)	Total
Balance at December 31, 2000	1,266,134	$1,266	1,730,744	(832,792)	899,218
Acquisition of minority interest	245,890	246	491,537	—	491,783
Net income	—	—	—	833,022	833,022

Balance at December 31, 2001	1,512,024	1,512	2,222,281	230	2,224,023
Net income	—	—	—	290,052	290,052

Balance at December 31, 2002	1,512,024	1,512	2,222,281	290,282	2,514,075
Net income	—	—	—	847,130	847,130

Balance at December 31, 2003	1,512,024	$1,512	2,222,281	1,137,412	3,361,205

See accompanying notes to consolidated financial statements.

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net income	$847,130	290,052	833,022
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred tax expense	21,486	9,925	386,637
Depreciation and amortization expense	120,642	132,067	139,652
Non-cash compensation expense	99,836	50,000	86,500
Loss on disposition of property and equipment	36,462	22,388	—
Minority interest	—	—	(18,814)
Changes in operating assets and liabilities
Deposit with clearing organization	—	260,471	(10,471)
Receivable from/payable to clearing organization	(229,317)	2,876,989	(1,626,382)
Receivable from employees and stockholders	(13,193)	180,240	(246,406)
Federal income taxes receivable	37,923	(201,097)	1,807,241
Securities owned	383,523	(2,973,638)	(578,645)
Prepaid expenses and other assets	90,872	43,030	(75,460)
Other investment	95,000	(1,250,000)	—
Accounts payable, accrued expenses and other liabilities	(86,363)	(803,352)	1,314,083
Securities sold, not yet purchased	(763,931)	652,629	(113,497)

Net cash provided by (used in) operating activities	640,070	(710,296)	1,897,460

Cash flows from investing activities:
Purchase of property and equipment	(56,239)	(10,169)	(77,261)

Net cash used in investing activities	(56,239)	(10,169)	(77,261)

Cash flows from financing activities:
(Repayment of) proceeds from notes payable	31,650	1,123,450	(1,000,000)
(Repayment of) proceeds from notes payable to stockholders	(800,000)	800,000	(750,000)
Payments on capital lease	(14,370)	—	—
Repayment of subordinated debt — related party	—	(1,000,000)	—
Purchase of minority interest shares	—	—	(5,000)

Net cash provided by (used in) financing activities	(782,720)	923,450	(1,755,000)

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Net change in cash and cash equivalents	$(198,889)	202,985	65,199
Cash and cash equivalents at beginning of year	750,746	547,761	482,562

Cash and cash equivalents at end of year	$551,857	750,746	547,761

Supplemental disclosures:
Interest paid	$115,571	212,484	360,352
Taxes paid	$571,121	480,500	127,500

Summary of non-cash transactions:

In August 2001, the minority interest shareholders of Tejas Securities exchanged their shares of Tejas Securities common stock for those of the Company at a ratio of .24825 to one. As a result, the Company issued a total of 245,890 shares of its common stock and Tejas Securities became an indirect wholly owned subsidiary. In addition, the Company recognized $138,215 in goodwill.

In March 2001, the Company restructured its line of credit with a bank. In exchange for a $500,000 principal reduction and interest being brought current, the line of credit was converted into a term loan in the amount of $1,000,000. (Note 9)

During 2003, 2002 and 2001, the Company forgave $99,836, $50,000 and $86,500, respectively, of receivables from employees and stockholders, which has been recorded as compensation expense.

During 2003, the Company purchased fixed assets under capital lease with a value of $96,716.

See accompanying notes to consolidated financial statements.

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(1)	Organization and Basis of Presentation

Westech Capital Corp., a Delaware corporation, (“Westech Capital Corp.”) is a holding company whose only significant operating subsidiary is Tejas Securities Group, Inc., a Texas corporation (“Tejas Securities”). Tejas Securities is engaged in the business of providing brokerage and related financial services to institutional and retail customers nationwide.

Westech Capital Corp. was incorporated as a shell corporation in New York on July 18, 1990, and made an initial public offering in November 1991. Westech Capital Corp. was acquired by Tejas Securities in a reverse merger (“Merger”) effected on August 27, 1999. Pursuant to an Agreement and Plan of Merger, Tejas Securities Group Holding Company (“Tejas Holding”), a Texas corporation, holding approximately 81% of Tejas Securities, became a wholly-owned subsidiary of Westech Capital Corp. In April 2001, Westech Capital Corp. reincorporated from New York to Delaware. On August 29, 2001, the minority interest shareholders of Tejas Securities exchanged their shares of Tejas Securities common stock for restricted stock of Westech Capital Corp. As a result, Westech Capital Corp. owns, directly or through Tejas Holding, 100% of Tejas Securities.

Effective June 20, 2002, Westech Capital Corp. amended its certificate of incorporation to decrease the number of shares of common stock that it has the authority to issue from 50,000,000 to 10,000,000.

Tejas Securities is registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. and clears its transactions on a fully disclosed basis through Correspondent Services Corporation. Tejas Securities’ headquarters are located in Austin, Texas.

References to the Company within the accompanying notes to the consolidated financial statements are to Westech Capital Corp. and subsidiaries.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements reflect the consolidated accounts of the Company and its first and second tier subsidiaries, Tejas Holding and Tejas Securities. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)	Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company’s proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Net dealer inventory and investment income (loss) results from securities transactions entered into for the account of the Company. Net dealer inventory and investment income (loss) includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The Company does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transaction effected and cleared in the customers’ accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and to perform all services customarily incident thereto.

(c)	Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e)	Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management’s best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment income (loss). These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(f)	Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for equipment approximate those used for federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(g)	Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired and was recorded in connection with the Company’s acquisition of the minority interest of Tejas Securities in August, 2001. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

(h)	Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2003 or 2002.

(i)	Federal Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k)	Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 (“SFAS No. 148”), Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends Financial Accounting Standards Board Statement No. 123 (“SFAS No. 123”), Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation for those companies that have elected to continue to apply Accounting Principles Board Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees. The Company has elected to continue to apply the provision of APB No. 25 to its stock options. The adoption of SFAS No. 148 did not have an impact on the Company’s consolidated financial statements.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,
	2003	2002	2001
Net income as reported for basic	$847,130	290,052	833,022
Deduct or add stock-based compensation expense determined under the fair value based method	(15,164)	(50,930)	(178,775)

Pro forma net income for basic	$831,966	239,122	654,247

Net income as reported For diluted (Note 15)	$847,130	290,052	814,208
Deduct or add stock-based compensation expense determined under the fair value based method	(15,164)	(50,930)	(178,775)

Pro forma net income For diluted	$831,966	239,122	635,433

Earnings per share as reported:
Basic	$0.56	0.19	0.62
Diluted	$0.54	0.19	0.53
Pro forma earnings per share:
Basic	$0.55	0.16	0.49
Diluted	$0.53	0.16	0.41

The Company had no stock option expense calculated under the provisions of APB. No. 25 for the years ended December 31, 2003, 2002 and 2001.

(l)	Reclassifications

Certain reclassifications have been made to prior year balances to conform to current year presentation.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(3)	Receivables From and Payables To Clearing Organization

At December 31, 2003 and 2002, the Company had net payables to its clearing organization consisting of the following:

	2003	2002
Payable:
Payable to clearing organization	$742,334	971,651

(4)	Receivables from Employees and Stockholders

The Company makes advances to certain employees and officers in months when their commission payout does not meet a predetermined amount. As of December 31, 2003 and 2002, approximately $23,000 and $63,000, respectively, had been advanced to employees under this agreement. These receivables are to be repaid through reductions of future commissions or bonuses. During 2003, the Company forgave approximately $113,000 in receivables from employees and officers. During 2002, the Company forgave approximately $17,000 in receivables from employees. The amounts forgiven are included in compensation expense in the accompanying consolidated statements of operations.

During 1999 the Company received a $200,000 note from an officer of the Company. The note bears no interest and was due on demand if the officer resigned as an employee of the Company prior to December 31, 2000. Under the terms of the note, matured unpaid principal and interest shall bear interest at the lesser of 5.55% per annum or the maximum rate allowed by law from the earlier of December 31, 2000 or the officer’s voluntary termination. Effective January 1, 2001, the Company agreed to forgive the note in $50,000 increments beginning in December 2001 and continuing through December 2004, as long as the officer remains an employee of the Company. Forgiven amounts are included in compensation expense in the accompanying consolidated statements of operations. The balance of the note was $50,000 as of December 31, 2003.

During 1999, the Company received a $50,000 note from an employee and stockholder of the Company to supplement the employee’s commission payout during 1999. The note bears interest of 8% per annum, and was due and payable on August 27, 2003. The maturity date of the note was extended for one year in August 2003. During 2001, the Company forgave $25,000 of the note, which is included in compensation expense in the accompanying consolidated statements of operations. The note is secured by a stock pledge agreement for the employee’s shares issued by the Company. The balance of the note, plus accrued interest, was approximately $28,000 as of December 31, 2003.

The Company had notes receivable, and related interest accrued, from other employees and related parties of the Company totaling $7,500 as of December 31, 2000. The notes had terms which either required settlement by pre-determined dates or which allowed the notes to be forgiven based on pre-determined conditions, which were based on employee compensation arrangements. The remaining balance of $7,500 was forgiven during 2001.

In April 2002, the Company received a $25,000 note from an employee. The note accrues no interest and was due and payable on April 12, 2003. On April 12, 2003, the note began to accrue interest at the lesser of 5.55% per annum or the maximum rate allowed by law, until paid. The balance of the note, plus accrued interest, was approximately $26,000 as of December 31, 2003.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

In November 2003, the Company received a $60,000 note from an employee. The note accrues no interest and is due and payable on November 20, 2004. The balance of the note was $50,000 as of December 31, 2003.

Notes receivable and related party receivables are included in receivables from employees and stockholders in the accompanying statements of financial condition.

(5)	Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2003 and 2002, securities owned and sold, not yet purchased consisted of the following:

	2003		2002
		Sold,		Sold,
		not yet		not yet
	Owned	purchased	Owned	purchased
State and municipal obligations	$289,613	50,806	1,511,086	20,844
US Government bonds	—	—	275,550	608,864
Corporate bonds and notes	302,714	—	2,890,959	177,940
Equity securities	5,009,455	170,473	1,307,710	177,562

	$5,601,782	221,279	5,985,305	985,210

At December 31, 2003 and 2002, the unrealized gain (loss) associated with securities owned and securities sold, not yet purchased, was $206,943 and $(788,379), respectively.

Approximately 78% of the value of securities owned as of December 31, 2003 related to a single security which was sold subsequent to year end at a gain.

(6)	Other Investment

In March 2002, the Company entered into a term loan agreement with a bank to borrow $2,500,000 for operating purposes of Tejas Securities. The loan was originally due and payable on demand or by March 15, 2003 if no demand was made. The loan accrues interest at a rate of 5.50% per annum, and is to be paid on a monthly basis. The Company paid approximately $51,000 and $85,000 in interest related to this for the years ended December 31, 2003 and 2002, respectively. Tejas Securities purchased a certificate of deposit in a like amount as collateral for the loan, of which the balance as of December 31, 2003 and 2002 of $1,155,000 and $1,250,000, respectively, is included in other investment. During 2002, the Company repaid $1,100,000 of the loan from the bank through its own financing arrangements. The bank in turn released from collateralization $1,100,000 of the certificate of deposit to Tejas Securities, of which $1,000,000 was used for operations of the Company, including repayment of $500,000 of the Company’s subordinated debt (Note 11). The remaining $100,000 was not redeemed and is included in other investment at December 31, 2002. In addition, the Company repaid $250,000 of a loan from the bank through the redemption of $250,000 of the certificate of deposit during 2002. In February 2003, the Company redeemed $95,000 of the certificate of deposit. As of December 31, 2003 and 2002, the term loan agreement balance is $1,150,000, which is collateralized in a like amount with the certificate of deposit. On March 15, 2003, the Company extended the maturity date of the loan to March 15, 2004.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(7)	Property and Equipment

Property and equipment consists of the following:

	December 31,
	2003	2002
Furniture and equipment	$310,818	394,559
Leasehold improvements	389,132	346,244

	699,950	740,803
Accumulated depreciation and amortization	(370,299)	(407,003)

	$329,651	333,800

(8)	Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

As of December 31, 2003 and 2002, the Company had accrued approximately $1,357,000 and $1,243,000, respectively, in commissions and related payroll taxes payable.

The Company pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2003 and 2002 were $365,000 and $300,000, respectively. During 2003 and 2002, an officer of the Company received approximately $289,000 and $80,000, respectively, as part of his contractual compensation which was based on the Company’s operating performance. Management of the Company reviews both contractual and discretionary bonus amounts, with discretionary bonus amounts approved by the Compensation Committee of the Company.

(9)	Notes Payable

The Company had a $1,500,000 line of credit with a bank at December 31, 2000. On March 6, 2001, the Company restructured its line of credit. In exchange for a $500,000 principal reduction and interest being paid to the restructure date, the line of credit was converted into a term loan in the amount of $1,000,000. The term loan was secured by the common stock of the Company’s primary operating subsidiary, Tejas Securities, as well as the personal guaranty of an officer of the Company. Additionally, there were no financial covenants governing the term loan. The balance of this note was $500,000 at December 31, 2001. The modified note matured April 1, 2002 and required monthly payments of $50,000 plus accrued interest with payments beginning April 1, 2001 through maturity of the note on April 1, 2002 when all unpaid principal plus interest became due and payable. On April 1, 2002, the Company extended the maturity date of the note through November 1, 2002. There were no changes in the security or covenants of the restructured term loan. Under the restructured terms, the Company continued to make monthly payments of $50,000 plus accrued interest. The note was paid in full on August 15, 2002. The Company incurred approximately $13,000 and $86,000 in interest related to this debt for the years ended December 31, 2002 and 2001, respectively.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

In March 2002, the Company entered into a term loan agreement with a bank to borrow $2,500,000 for operating purposes at Tejas Securities (Note 6). The balance of the loan agreement is $1,150,000 as of December 31, 2003 and 2002.

On July 31, 2002, the Company entered into an agreement with a bank to borrow $250,000 for short-term operating purposes at Tejas Securities. The loan was due and payable in a single payment on October 1, 2002, and accrued interest at 7% per annum. The loan was secured by the common stock of the Company’s primary operating subsidiary, Tejas Securities. The loan plus accrued interest of approximately $1,000 was paid in full on August 15, 2002.

On October 30, 2002, the Company entered into a loan agreement with a bank to borrow $500,000 for operating purposes at Tejas Securities. The loan was due on demand or by May 1, 2004 if no demand is made. The loan accrued interest at prime plus 1.5% and was to be paid in equal monthly payments commencing on December 1, 2002. The loan was secured by the common stock of the Company’s primary operating subsidiary, Tejas Securities, as well as the personal guaranty of an officer of the Company. The balance on the loan agreement was $473,450 as of December 31, 2002. The note was paid in full in July 2003. The Company paid interest of approximately $10,000 and $6,000 during 2003 and 2002, respectively, in relation to this debt.

On June 3, 2003, the Company entered into an agreement with a bank to borrow $805,000 for refinancing purposes. The loan is due on demand or by December 1, 2004 if no demand is made. The loan accrues interest at prime plus 1.5% and is to be paid in equal monthly installments of $50,000, plus accrued interest, commencing on July 1, 2003. The balance on the loan agreement was $505,050 as of December 31, 2003. The Company paid interest of approximately $20,000 during 2003 in relation to this loan.

(10)	Notes Payable to Stockholders

During 2000, the Company issued an unsecured short-term demand note to an officer of the Company in return for $500,000. Also in 2000, the Company issued an additional unsecured short-term demand note to another officer of the Company in return for $250,000. The short-term demand notes bore interest of 9.5% per annum and were due and payable, with accrued interest, on February 7, 2001. Effective February 7, 2001, the Company restructured the short-term demand notes into term notes with new maturity dates of March 7, 2002. The restructured short-term demand notes bore interest at 9% per annum, with payment due upon maturity. The $500,000 note was paid in full in May 2001, including accrued interest. The $250,000 note was paid in full in June 2001, including accrued interest. The Company incurred approximately $19,000 and $10,000, respectively, in interest related to these debts for the year ended December 31, 2001.

On August 8, 2002, the Company entered into an unsecured promissory note agreement with an officer of the Company to borrow $1,000,000. Under the terms of the promissory note, the Company was to make twenty monthly installment payments of $50,000, plus accrued interest, beginning on September 8, 2002. The promissory note accrued interest at 11.5% per annum. The balance on the promissory note agreement was $800,000 as of December 31, 2002. The Company paid the remaining balance of the promissory note in June 2003 with proceeds from the June 2003 bank loan agreement. The Company paid interest of approximately $41,000 and $41,000 during 2003 and 2002, respectively, in relation to this debt.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(11)	Subordinated Debt – Related Party

The Company had $1,000,000 in debt subordinated to claims of general creditors as of December 31, 2001. The subordinated debt was originally due November 1, 2001, accrued interest at 11.5% and was owed to a director of the Company. Interest was paid monthly. On February 27, 2001, the Company’s subordinated debt was restructured. The holder of the debt granted the Company an option to extend the maturity of the subordinated debt at its discretion for a period of at least one year not to exceed three years. In consideration for this option, the Company paid $20,000 to the holder of the debt. In November 2001, the Company exercised its option to extend the maturity of the subordinated debt through November 1, 2002. On July 1, 2002, the Company repaid $500,000 of the subordinated debt, and repaid the remaining $500,000 on August 20, 2002. The Company incurred $65,219 and $115,000 in interest related to this debt for the years ended December 31, 2002 and 2001, respectively.

(12)	Fair Value of Financial Instruments

Substantially all of the Company’s financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value. The Company’s notes payable, if recalculated based on current interest rates, would not significantly differ from the amounts recorded at December 31, 2003 and 2002.

(13)	Income Taxes

The Company files a consolidated tax return. Income tax expense (benefit) consists of the following:

	2003	2002	2001
Federal
Current	$576,614	248,903	72,780
Deferred	20,584	13,473	361,204
State
Current	84,154	39,372	36,057
Deferred	902	(3,548)	25,433

	$682,254	298,200	495,474

A reconciliation of expected income tax expense (computed by applying the statutory income tax rate of 34% to income before income tax expense and minority interest) to total tax expense in the accompanying consolidated statements of operations follows:

	2003	2002	2001
Expected federal income expense	$519,991	200,006	445,292
Meals and entertainment	60,634	46,094	19,486
State income tax	85,056	23,644	40,583
Change in valuation allowance	—	—	—
Other, net	16,573	28,456	(9,887)

	$682,254	298,200	495,474

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:
Capital loss carryforward	$51,257	51,078
Accrued expenses	30,147	37,649
Other	21,002	35,165

Gross deferred tax assets	102,406	123,892
Valuation allowance	(48,902)	(48,902)

Net deferred tax asset	$53,504	74,990

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences net of the existing valuation allowances. For the year ended December 31, 2003 the Company did not recognize change in valuation allowance for capital loss carryforwards. At December 31, 2003, the Company had a capital loss carryforward of approximately $144,000, which expires in 2005.

(14)	Profit Sharing and Stock Option Plans

Profit Sharing Plan

In 1997, the Company instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. During 2003 and 2002, the Company contributed approximately $167,000 and $173,000, respectively, to the employee profit sharing plan. No contributions were made for 2001.

Stock Option Plans

The Company established the Westech Capital Corp. 1999 Stock Option Plan (“the 1999 Plan”) for employees, directors and consultants of the Company and its subsidiaries on October 15, 1999. Under the 1999 Plan, the Company was originally authorized to grant up to 300,000 shares of the Company’s common stock through incentive stock options or nonqualified stock options. In August 2000, the board of directors of the Company amended the 1999 Plan to increase the number of shares available to 400,000 shares of the Company’s common stock. The exercise price of each incentive stock option is determined by the Compensation Committee of the Company, and shall not be less than 100% of the fair market value of the stock on the grant date. Incentive stock options awarded to ten-percent owners of the Company’s common stock shall not have an exercise price of less than 110% of the fair market value of the stock on the grant date. Incentive stock options may only be granted to employees of the Company or a subsidiary.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Options become exercisable as determined at the date of the grant by the Compensation Committee or the Board, in the case of non-employee directors. No option under the 1999 Plan shall be exercisable after the expiration of ten years from the date of the grant. Options granted to a ten-percent owner of the Company shall not be exercisable after the expiration of five years from the date of the grant. The aggregate fair market value of stock purchased under the 1999 Plan by an employee during any calendar year shall not exceed $100,000. In the event that the purchased stock exceeds $100,000, the excess amount shall constitute a nonqualified stock option.

During 2001, options totaling 160,000 shares were granted to employees under the 1999 Plan. The options vested immediately, and expire five years from the date of the grant. The purchase price of the common stock is $2.50 per share. The options were granted at or above the market value of the Company’s common stock.

During 2003, options totaling 100,000 shares were granted to employees under the 1999 Plan. The options vest ratably over three years, and expire five years from the date of the grant. The purchase price of the common stock is $2.50 per share. The options were granted at or above the market value of the Company’s common stock.

A summary of the Company’s stock option and warrant activity, and related information for the years ended December 31, follows.

	2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price
Outstanding – beginning of year	262,063	$5.53	482,919	$11.45	357,919	$12.80
Granted	100,000	$2.50	—	—	160,000	$2.50
Exercised	—	—	—	—	—	$0.00
Forfeited	(40,000)	$20.00	(220,856)	$18.47	(30,000)	$22.50
Canceled	—	—	—	—	(5,000)	$50.00
Outstanding – end of Year	322,063	$2.79	262,063	$5.53	482,919	$11.45

Exercisable – end of year	255,393	$2.86	262,063	$5.53	431,252	$10.22

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The weighted average fair value of Company stock options, calculated using the Black Scholes option pricing model, granted during the years ended December 31, 2003, 2002, and 2001 were $0.34, $0.76 and $1.36 per option, respectively.

The fair value of the options used to compute the pro forma amounts (Note 2k) is estimated using the Black Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	3.01%	4.25%	4.54%
Expected holding period	3 years	3 years	3 years
Expected volatility	.001	.001	.001
Expected dividend yield	0.00%	0.00%	0.00%

The following table summarizes the Company’s options outstanding and exercisable options at December 31, 2003:

		Stock Options Outstanding		Stock Options Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Shares	Life	Price	Shares	Price
$2.50	260,000	3.3 years	$2.50	193,330	$2.50
$4.00	62,063	1.0 years	$4.00	62,063	$4.00

	322,063			255,393

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(15)	Earnings Per Share

Basic earnings per share are based on the weighted average shares outstanding without any dilutive effects considered. Diluted earnings per share reflect dilution from all contingently issuable shares, including options issued during 2003, 2002 and 2001. Contingently issuable shares are not included in the weighted average number of shares when the inclusion would increase earnings per share.

Earnings per share is calculated as follows.

	2003	2002	2001
Basic earnings per share:
Net income	$847,130	290,052	833,022
Weighted average shares outstanding	1,512,024	1,512,024	1,348,097
Basic earnings per share	$0.56	0.19	0.62

Diluted earnings per share:
Net income	$847,130	290,052	833,022
Impact of assumed conversion of subsidiary stock and recognition of minority interest	—	—	(18,814)

Income available to common stockholders after assumed conversions	$847,130	290,052	814,208

Weighted average shares outstanding	1,512,024	1,512,024	1,348,097
Effect of dilutive securities:
Options	51,852	13,679	21,489
Assumed conversion of subsidiary stock	—	—	167,641
Application of treasury stock method to subscriptions receivable	—	—	8,885

Weighted average shares outstanding	1,563,876	1,525,703	1,546,112

Diluted earnings per share	$0.54	0.19	0.53

The Company has included the dilutive effect of 322,063, 222,063 and 160,000 shares of the Company’s common stock for the years ended December 31, 2003, 2002 and 2001, respectively, in the computation of diluted earnings per share. Of the 322,063, 222,063 and 160,000 options issued by the Company, 51,852, 13,679 and 21,489 shares are included as dilutive securities on a weighted average basis for the years ended December 31, 2003, 2002 and 2001, respectively. Options to purchase 40,000 and 322,919 shares of the Company’s common stock for the years ended December 31, 2002 and 2001, respectively, were not included in the computation of diluted earnings per share because the options were antidilutive.

The Company has included the dilutive effects of shares of Tejas Securities’ common stock for the year ended December 31, 2001. Tejas Securities had 990,500 shares of its common stock issued and outstanding as of August 29, 2001 that were exchanged for common stock of the Company at a ratio of .24825 to one (245,890 shares). The Company has included the dilutive effect of Tejas Securities’ subscriptions receivable based on the treasury stock method for the year ended December 31, 2001.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(16)	Off Statement of Financial Condition Risk

The Company is responsible to its clearing organization for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing organization must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is exposed should Correspondent Services Corporation, the Company’s clearing organization, be unable to fulfill its obligations for securities transactions.

The Company deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits.

(17)	Industry Segment Data

The Company has two reportable segments: brokerage services and investment banking. The primary operating segment, brokerage services, includes sales, trading and market-making activities of the Company and encompasses both retail and institutional customer accounts. These segments require the commitment of significant human capital and financial resources, as well as industry specific skills. The investment banking segment participates in underwriting of corporate securities as managing underwriter and as a syndicate member, and provides advisory services to companies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes.

The following table presents segment revenues, income before income tax expense, and assets for the year ended December 31, 2003.

	Brokerage	Investment Banking	Total
Revenues from external customers	$25,558,868	72,799	25,631,667
Interest revenue	1,064,441	—	1,064,441
Interest expense	227,919	—	227,919
Depreciation and amortization	120,642	—	120,642
Income before income tax expense	1,515,284	14,000	1,529,284
Segment assets	8,356,453	—	8,356,453
Capital expenditures	56,239	—	56,239

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

The following table presents segment revenues, income before income tax expense, and assets for the year ended December 31, 2002.

	Brokerage	Investment Banking	Total
Revenues from external customers	$20,894,690	335,663	21,230,353
Interest revenue	56,058	—	56,058
Interest expense	263,968	—	263,968
Depreciation and amortization	132,067	—	132,067
Income before income tax expense	428,375	159,877	588,252
Segment assets	9,274,938	—	9,274,938
Capital expenditures	10,169	—	10,169

The following table presents segment revenues, income (loss) before income tax expense and minority interest, and assets for the year ended December 31, 2001.

	Brokerage	Investment Banking	Total
Revenues from external customers	$25,070,061	316,927	25,386,988
Interest revenue	62,137	—	62,137
Interest expense	350,202	—	350,202
Depreciation and amortization	139,652	—	139,652
Income (loss) before income tax expense	1,373,072	(63,390)	1,309,682
Segment assets	7,240,508	—	7,240,508
Capital expenditures	77,261	—	77,261

(18)	Lease Commitments

The Company leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2003 are as follows:

	Operating	Capital
2004	$1,463,000	35,000
2005	1,083,000	35,000
2006	890,000	15,000
2007	232,000	—
2008	33,000	—

Minimum Commitments	$3,701,000	85,000

Less Interest		(3,000)

Net Present Value of Capital Lease Obligations		82,000

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Office equipment, under capital leases, with a recorded cost of $96,716, net of depreciation of $23,295 as of December 31, 2003, collateralizes the above capital lease obligations and is included in the statements of financial condition under the caption of “Property and Equipment.” Depreciation expense for assets under capital lease was $23,295 in 2003.

Rent expense amounted to approximately $1,537,000, $1,452,000 and $1,421,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Rent expense is reported net of sublease revenue which is disclosed below.

In June 2003, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 15, 2003 through February 2008. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $71,000 in 2004 through 2006, and approximately $12,000 in 2007. During 2003, the Company received approximately $35,000 in relation to this sublease agreement.

On December 22, 2000, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective January 1, 2001 through March 2003. The Company received approximately $182,000, $660,000 and $660,000 during 2003, 2002 and 2001, respectively, in relation to these sublease agreements.

On September 30, 2002, the Company subleased a portion of its Atlanta, Georgia office space. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $84,000 in 2004 and $63,000 in 2005. The Company received approximately $83,000 and $10,000 during 2003 and 2002, respectively, in relation to this sublease agreement.

(19)	Contingencies

The Company is involved in various claims and legal actions that have arisen in the ordinary course of business. It is management’s opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the consolidated financial position or results of operations of the Company.

In October 2001, an officer of the Company purchased a liability of the Company in the amount of approximately $121,000 originally payable to a third party. The liability originated from the Merger (Note 1) and is now payable to the officer upon the Company’s successful listing on a national exchange.

(20)	Net Capital Requirements

Tejas Securities, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 of the Securities Exchange Act of 1934, as amended). Under this rule, Tejas Securities is required to maintain a minimum “net capital” to satisfy rule 15c3-1. At December 31, 2003, the minimum “net capital” requirement for Tejas Securities was $250,000. “Net capital” at December 31, 2003 aggregated $924,132. Tejas Securities’ ratio of aggregate indebtedness to net capital was 3.02 to 1 at December 31, 2003.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(21)	Other Related Party Transactions

In November 2001, the Company entered into a service agreement with Firstmark Corp. (“Firstmark”), a publicity traded corporation, to provide management support services for $5,000 per month for an initial term of one year. The Company owned shares in Firstmark with a fair value of approximately $458,000 as of December 31, 2001, which were included in securities owned in the accompanying consolidated statements of financial condition. Additionally in November 2001, two officers of the Company were named to the board of directors of Firstmark, and an additional officer of the Company was appointed as an officer of Firstmark. During May 2002, the Company effectively liquidated its holdings in Firstmark. In August 2002, the Company severed its service agreement with Firstmark, and the officers of the Company resigned as directors and officer of Firstmark. The Company recognized approximately $50,000 for the year ended December 31, 2002 for services provided to Firstmark.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Company, one of which is a majority owner, routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms length transactions. The majority owner of the Company also makes many of the proprietary trading decisions for the Company.

(22)	Subsequent Event

On February 17, 2004, the Company entered into an agreement with a bank to borrow $2,500,000 for operating and financing purposes. The Company used a portion of the proceeds to repay the March 2002 and the June 2003 loan agreements in full. The loan is due on demand or by February 15, 2007 if no demand is made. The loan accrues interest at prime plus 2% and is to be paid in equal monthly payments of $70,000, plus accrued interest, commencing on March 15, 2004. The loan is secured by the common stock of the Company’s primary operating subsidiary, Tejas Securities, as well as the personal guaranty of an officer of the Company. On March 4, 2004, Tejas Securities redeemed the $1,150,000 certificate of deposit held as collateral against the March 2002 loan.

(Continued)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(23)	Quarterly Results (Unaudited)

The following tables set forth selected quarterly consolidated statements of operations information for the years ended December 31, 2003 and 2002.

	First
2003	Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$9,374,121	5,657,298	5,615,273	5,937,068
Income before income tax expense	818,481	104,474	300,792	305,637
Net income	485,629	53,791	169,856	137,854
Basic earnings per share:
Net income	0.32	0.04	0.11	0.09
Diluted earnings per share:
Net income	0.32	0.04	0.11	0.07

	First
2002	Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$6,110,735	5,808,408	4,307,702	5,008,082
Income (loss) before income tax expense (benefit)	334,400	351,270	(91,795)	(5,623)
Net income (loss)	185,216	194,761	(55,101)	(34,824)
Basic earnings (loss) per share:
Net income (loss)	0.12	0.13	(0.04)	(0.02)
Diluted earnings (loss) per share:
Net income (loss)	0.12	0.13	(0.04)	(0.02)

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	June 30,
	2004	December 31,
	(Unaudited)	2003
Assets
Cash and cash equivalents	$671,295	551,857
Receivables from employees and stockholders	62,021	177,223
Federal income taxes receivable	—	164,147
Securities owned, at market value	9,664,952	5,601,782
Other investment	—	1,155,000
Property and equipment, net	274,259	329,651
Deferred tax asset, net	96,662	53,504
Goodwill	138,215	138,215
Prepaid expenses and other assets	810,859	185,074

Total assets	$11,718,264	8,356,453

Liabilities and Stockholders’ Equity
Accounts payable, accrued expenses and other liabilities	$3,029,061	2,376,535
Securities sold, not yet purchased	232,185	221,279
Payable to clearing organization	1,678,885	742,334
Federal income tax payable	334,463	—
Notes payable	2,220,000	1,655,100

Total liabilities	7,494,594	4,995,248

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value 10,000,000 shares authorized; 1,512,024 issued and outstanding at June 30, 2004 and December 31, 2003	1,512	1,512
Additional paid in capital	2,222,281	2,222,281
Retained earnings	1,999,877	1,137,412

Total stockholders’ equity	4,223,670	3,361,205

Total liabilities and stockholders’ equity	$11,718,264	8,356,453

See accompanying notes to consolidated financial statements.

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Revenue:
Commissions from agency transactions	$1,647,271	511,471	2,374,446	877,105
Commissions from principal transactions	3,805,257	6,822,386	8,576,637	15,861,442
Underwriting and investment banking income	2,342,279	10,000	2,368,170	30,000
Net dealer inventory and investment income (loss), net of trading interest expense of $26,132, $28,749, $38,776, and $55,799, for the three and six months ended June 30, 2004 and 2003 respectively	(296,392)	(1,697,690)	193,930	(1,728,416)
Other income (loss)	29,289	11,131	47,900	(8,712)

Total revenue	7,527,704	5,657,298	13,561,083	15,031,419

Expenses:
Commissions, employee compensation and benefits	4,355,082	3,993,300	8,709,828	11,038,329
Clearing and floor brokerage	150,320	136,916	305,799	258,143
Communications and occupancy	436,127	571,401	936,845	1,071,999
Professional fees	738,194	305,171	921,971	583,963
Interest, including $12,319 and $32,232 for the three and six months ended June 30, 2003, respectively, to related parties	36,449	32,163	56,416	74,959
Other	591,992	513,873	1,151,560	1,081,071

Total expenses	6,308,164	5,552,824	12,082,419	14,108,464

Income before income tax expense	1,219,540	104,474	1,478,664	922,955
Income tax expense	501,411	50,683	616,199	383,535

Net income	$718,129	53,791	862,465	539,420

Earnings per share:
Basic	$0.47	0.04	0.57	0.36

Diluted	$0.42	0.04	0.51	0.36

Weighted average shares outstanding:
Basic	1,512,024	1,512,024	1,512,024	1,512,024

Diluted	1,712,962	1,512,024	1,699,571	1,512,024

See accompanying notes to consolidated financial statements.

WESTECH CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	For the Six Months Ended
	June 30,
	2004	2003
Cash flows from operating activities:
Net income	$862,465	539,420
Adjustments to reconcile net income to net cash used in operating activities:
Deferred tax benefit	(43,158)	(51,517)
Depreciation and amortization expense	60,858	59,158
Non-cash compensation expense	78,635	99,836
Loss on disposition of property and equipment	—	36,463
Changes in operating assets and liabilities
Receivable from/payable to clearing organization	936,551	(3,462,246)
Receivables from employees and stockholders	36,567	(37,612)
Federal income taxes receivable	164,147	100,744
Securities owned	(4,063,170)	1,329,439
Other investment	1,155,000	95,000
Prepaid expenses and other assets	(625,785)	92,209
Accounts payable, accrued expenses and other liabilities	669,516	673,087
Securities sold, not yet purchased	10,906	525,692
Federal income taxes payable	334,463	—

Net cash used in operating activities	(423,005)	(327)

Cash flows from investing activities:
Purchase of property and equipment	(5,467)	(96,717)

Net cash used in investing activities	(5,467)	(96,717)

Cash flows from financing activities:
Proceeds from (repayment of) notes payable	564,900	331,650
Payments on capital lease	(16,990)	—
Repayment of note payable to stockholder	—	(800,000)

Net cash provided by (used in) financing activities	547,910	(468,350)

Net increase (decrease) in cash and cash equivalents	119,438	(565,394)
Cash and cash equivalents at beginning of period	551,857	750,746

Cash and cash equivalents at end of period	$671,295	185,352

Supplemental disclosures:
Interest paid	$56,416	74,959
Taxes paid	$131,465	332,858

Summary of non-cash transactions:

In May 2004, the Company forgave $28,635 of a note receivable from an employee which has been recorded as compensation expense.

In January 2004 and March 2003, the Company forgave $50,000, respectively, of an officer’s note receivable which has been recorded as compensation expense.

In March 2003, the Company forgave a $49,836 receivable from an officer, which has been recorded as compensation expense.

See accompanying notes to consolidated financial statements.

WESTECH CAPITAL CORP. AND SUBSIDIARIES
Notes to Unaudited Financial Statements
For the Three Months and Six Months Ended June 30, 2004 and 2003

(1) General

Westech Capital Corp., a Delaware corporation (“Westech”), is a holding company whose only operating subsidiary is Tejas Securities Group, Inc., a Texas corporation (“Tejas”). Tejas is engaged in the business of providing brokerage and related financial services to institutional and retail customers nationwide. References to the “Company” within the Form 10-Q are to Westech and its subsidiaries.

Westech was incorporated as a shell corporation in New York on July 18, 1990, and made an initial public offering in November 1991. On August 27, 1999, Westech was acquired by Tejas in a reverse merger. On August 29, 2001, Westech acquired all of the outstanding minority interest in Tejas.

Our business is conducted from our headquarters at 2700 Via Fortuna, Suite 400, Austin, Texas, with a branch office in Tinton Falls, New Jersey. Our Houston, Texas branch office was closed in June 2004 and all of the Houston employees relocated to Austin, Texas. Tejas is a registered broker-dealer and investment advisor offering: (i) brokerage services to retail and institutional customers; (ii) high quality investment research to institutional and retail customers; (iii) market-making activities in stocks traded on the Nasdaq National Market System and other national exchanges; and (iv) investment banking services.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with the instructions for Form 10-Q and, therefore should be read in conjunction with the Company’s 2003 Form 10-K. All adjustments (consisting of only normal recurring adjustments) that are necessary in the opinion of management for a fair presentation of the interim consolidated financial statements have been included. The results of operations for the three and six months ended June 30, 2004 are not necessarily indicative of the results for the year ending December 31, 2004.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 (“SFAS 148”), Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS 148 amends Financial Accounting Standards Board Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirement of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation for those companies that have elected to continue to apply Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. The Company has elected to continue to apply the provisions of APB 25 to its fixed-plan stock options. The adoption of SFAS 148 did not have an impact on the Company’s consolidated financial position or results of operations.

WESTECH CAPITAL CORP. AND SUBSIDIARIES
Notes to Unaudited Financial Statements
For the Three Months and Six Months Ended June 30, 2004 and 2003

The pro forma disclosures below use the fair value method of SFAS No. 123 to measure compensation expense for stock-based employee compensation plans. There were no stock based employee compensation costs included in the determination of net income as reported for the three months and six months ended June 30, 2004 and 2003, respectively.

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Net income as reported for basic	$718,129	53,791	862,465	539,420
Deduct stock-based compensation expense determined under the fair value based method	(6,215)	(3,354)	(10,006)	(6,126)

Pro forma net income for basic	$711,914	50,437	852,459	533,294

Net income as reported for diluted	$718,129	53,791	862,465	539,420
Deduct stock-based compensation expense determined under the fair value based method	(6,215)	(3,354)	(10,006)	(6,126)

Pro forma net income for diluted	$711,914	50,437	852,459	533,294

Earnings per share:
Basic – as reported	$0.47	0.04	0.57	0.36
Basic – pro forma	$0.47	0.03	0.56	0.35
Diluted – as reported	$0.42	0.04	0.51	0.36
Diluted – pro forma	$0.42	0.03	0.50	0.35

The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option-pricing model. This model was developed for use in estimating fair value of publicly traded options that have no vesting restrictions and are fully transferable. Additionally, the model requires the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes option-pricing model does not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.

(2) Net Capital

Tejas is subject to SEC Rule 15c3-1, Net Capital Requirements For Brokers or Dealers (the “Rule”), which establishes minimum net capital requirements for broker-dealers. The Rule is designed to measure financial integrity and liquidity in order to assure the broker-dealer’s financial stability within the securities market. The net capital required under the Rule depends in part upon the activities engaged in by the broker-dealer.

Tejas elects to use the basic method of the Rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Minimum net capital requirements may be as great as $1,000,000 depending upon the number and value of securities in which Tejas makes markets. As

WESTECH CAPITAL CORP. AND SUBSIDIARIES
Notes to Unaudited Financial Statements
For the Three Months and Six Months Ended June 30, 2004 and 2003

of June 30, 2004, Tejas’ net capital of $1,295,108 was $1,045,108 in excess of the minimum required. Tejas’ ratio of aggregate indebtedness to net capital was 2.81 to 1 at June 30, 2004.

WESTECH CAPITAL CORP. AND SUBSIDIARIES
Notes to Unaudited Financial Statements
For the Three Months and Six Months Ended June 30, 2004 and 2003

(3) Notes Payable

On February 17, 2004, the Company entered into an agreement with a bank to borrow $2,500,000 for operating and financing purposes. The Company used a portion of the proceeds to repay the March 2002 and the June 2003 loan agreements in full. The loan is due on demand or by February 15, 2007 if no demand is made. The loan accrues interest at prime plus 2% and is to be paid in equal monthly payments of $70,000, plus accrued interest, commencing on March 15, 2004. The loan documents require the Company to maintain a minimum tangible net worth of not less than $2.6 million and contain other covenants that restrict the Company’s ability to incur debt, incur liens, sell assets, pay dividends, engage in different business activities, merge with or acquire other entities, and make investments or loans. The loan is secured by the common stock of the Company’s primary operating subsidiary, Tejas Securities, as well as the personal guaranty of an officer of the Company. The balance of the loan was $2,220,000 as of June 30, 2004.

On July 7, 2004, the Company entered into a subordinated convertible promissory note agreement with Salter Family Partners, Ltd., a family limited partnership controlled by Mark Salter, Chief Executive Officer (the “Lender”), to borrow $1,000,000 for operating purposes. Under the terms of the promissory note, the Company will make quarterly interest payments at a rate of 10% per annum. The promissory note is unsecured. The maturity date of the note is December 1, 2005, at which time all remaining unpaid principal and interest is due. If (i) the closing price of the Company’s common stock is less than $2.00 per share for ten consecutive trading days, (ii) Mr. Salter is no longer employed by the Company (other than death or disability), or (iii) the net liquidating equity of Tejas held at its clearing organization as of the last business day of a calendar month is less than $2,000,000, then an event of default will exist under the promissory note and the Lender is entitled to declare the amounts outstanding under the promissory note immediately due and payable. The promissory note is convertible at any time into common stock of the Company in an amount equal to the unpaid principal divided by the conversion price of $10.00 per share. At such time as the Company is authorized to issue preferred stock, Mr. Salter may convert the promissory note into preferred stock of the Company in an amount equal to the unpaid principal divided by the conversion price of $10.00 per share. The promissory note is convertible until the note is repaid. Although the Company’s certificate of incorporation does not authorize the issuance of preferred stock, the Company has agreed to take certain actions to amend its certificate of incorporation to authorize the Company to issue shares of preferred stock.

(4) Earnings Per Share

Basic earnings per share are based on the weighted average shares outstanding without any dilutive effects considered. Diluted earnings per share reflects dilution from all contingently issuable shares, including options issued during the three and six month periods ended June 30, 2004 and 2003. Contingently issuable shares are not included in the weighted average number of shares when the inclusion would increase net income per share or decrease the net loss per share.

WESTECH CAPITAL CORP. AND SUBSIDIARIES
Notes to Unaudited Financial Statements
For the Three Months and Six Months Ended June 30, 2004 and 2003

Earnings per share are calculated as follows.

	For the Three Months		For the Six Months Ended
	Ended June 30,		June 30,
	2004	2003	2004	2003
BASIC EARNINGS PER SHARE:
Net income	$718,129	53,791	862,465	539,420
Weighted average shares outstanding	1,512,024	1,512,024	1,512,024	1,512,024
Basic earnings per share	$0.47	0.04	0.57	0.36
DILUTED EARNINGS PER SHARE:
Net income	$718,129	53,791	862,465	539,420
Weighted average shares outstanding	1,512,024	1,512,024	1,512,024	1,512,024
Effect of dilutive securities:
Options	200,938	—	187,547	—
Weighted average shares outstanding	1,712,962	1,512,024	1,699,571	1,512,024
Diluted earnings per share	$0.42	0.04	0.51	0.36

Options to purchase 462,063 shares of the Company’s common stock for the three months and six months ended June 30, 2004 were included in the computation of diluted earnings per share. Of the 462,063 options issued by the Company, 200,938 and 187,547 shares were included as dilutive securities on a weighted average basis for the three months and six months ended June 30, 2004, respectively, as calculated under the Treasury Stock method. Options to purchase 322,063 shares of the Company’s common stock for the three months and six months ended June 30, 2003 were not included in the computation of diluted earnings per share because the options were antidilutive.

(5) Industry Segment Data

Westech has two reportable segments: brokerage services and investment banking. The primary operating segment, brokerage services, includes sales, trading and market-making activities of Westech and encompasses both retail and institutional customer accounts. The investment-banking segment participates in underwriting of corporate securities as a managing underwriter and a syndicate member, and provides advisory services to companies. These segments require the commitment of significant human capital and financial resources, as well as industry specific skills.

The following table presents segment revenues, income before income tax expense, and assets for the six months ended June 30, 2004.

	Brokerage	Investment Banking	Total
Revenues from external customers	$11,010,987	2,368,170	13,379,157
Interest revenue	220,702	—	220,702
Interest expense	95,192	—	95,192
Depreciation and amortization	60,858	—	60,858
Income before income tax expense	(332,759)	1,145,905	1,478,664
Segment assets	11,718,264	—	11,718,264
Capital expenditures	5,467	—	5,467

WESTECH CAPITAL CORP. AND SUBSIDIARIES
Notes to Unaudited Financial Statements
For the Three Months and Six Months Ended June 30, 2004 and 2003

The following table presents segment revenues, income before income tax expense, and assets for the six months ended June 30, 2003.

	Brokerage	Investment Banking	Total
Revenues from external customers	$14,368,314	30,000	14,398,314
Interest revenue	688,904	—	688,904
Interest expense	130,758	—	130,758
Depreciation and amortization	99,836	—	99,836
Income before income tax expense	892,955	30,000	922,955
Segment assets	9,573,136	—	9,573,136
Capital expenditures	96,717	—	96,717

     Until      , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

SEC registration fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Blue sky fees and expenses	$
Transfer agent and registrar fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Westech Capital Corp. will bear all of the expenses shown above.

Item 14. Indemnification of Officers and Directors

     Section 145 of the Delaware General Corporate Law (the “DGCL”), the jurisdiction in which Westech Capital Corp. is incorporated, provides, under certain circumstances, for indemnification of the directors or officers of a Delaware corporation for expenses incurred in connection with the defense of any action, suit or proceeding, in relation to certain matters brought against them as such directors and officers.

     Our certificate of incorporation provides that to the greatest extent permitted by the DGCL, no director of ours shall be liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, the foregoing shall not limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by the DGCL. Each of our directors and officers are parties to indemnification agreements whereby we agree to indemnify each director and officer to the fullest extent authorized or permitted by law for claims relating to the fact that the individual is or was a director or officer of ours. The agreement also provides that if we maintain an insurance policy providing directors and officers’ liability insurance, the director and officer shall be covered to the maximum extent of the coverage available.

Item 15. Recent Sales of Unregistered Securities.

     On July 7, 2004, we entered into a subordinated convertible promissory note agreement with Salter Family Partners, Ltd., a family limited partnership controlled by Mark M. Salter, Chief Executive Officer (the “Lender”), to borrow $1,000,000 for operating purposes. Under the terms of the promissory note, we will make quarterly interest payments at a rate of 10% per annum. The promissory note is unsecured. The maturity date of the note is December 1, 2005, at which time all remaining unpaid principal and interest is due. If (i) the closing price of our common stock is less than $2.00 per share for ten consecutive trading days, (ii) Mr. Salter is no longer employed by us (other than death or disability), or (iii) the net liquidating equity of Tejas Securities held at its clearing organization as of the last business day of a calendar month is less than $2,000,000, then an event of default will exist under the promissory note and the Lender is entitled to declare the amounts outstanding under the promissory note immediately due and payable. The promissory note is convertible at any time into our common stock in an amount equal to the unpaid principal divided by the conversion price of $10.00 per share. At such time as we are authorized to issue preferred stock, Mr. Salter may convert the promissory note into our preferred stock in an amount equal to the unpaid principal divided by the conversion price of $10.00 per share. The promissory note is convertible until the note is repaid. Although our certificate of incorporation does not authorize the issuance of preferred stock, we have agreed to take certain actions to amend our certificate of incorporation to authorize the issuance of shares of preferred stock.

Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits:

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBITS
3.1	Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235))

3.2	Bylaws (Incorporated herein by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235))

3.3	Certificate of Amendment to Certificate of Incorporation (Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed on June 25, 2001)

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBITS
3.4	Certificate of Amendment to Certificate of Incorporation (Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed on June 20, 2002)

4.1+	Shareholder Agreement, dated November 23, 1999, between John Ohmstede, John Glade, Michael Hidalgo, Jon McDonald, Britt Rodgers, Bob Sternberg, Mike Wolf, Greg Woodby and the Company (Incorporated herein by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235))

5.1*	Opinion of Morrison & Foerster LLP regarding legality of securities to be sold hereunder.

10.1+	First Amended and Restated Westech Capital Corp. 1999 Stock Option Plan

10.2+	Form of Incentive Stock Option Agreement (Incorporated herein by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form 10-12(g)) (File No. 000-29235)

10.3+	Form of Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.4 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235)

10.4+	Lease Agreement, effective as of September 30, 1999, by and between Westech Capital Corp. and Desta Two Partnership, Ltd. (Incorporated herein by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235)

10.5+	Employment and Confidentiality Agreement, dated as of August 30, 1999, between Tejas Securities Group, Inc. and Charles Mayer (Incorporated herein by reference to Exhibit 10.6 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.6+	Employment and Confidentiality Agreement, dated as of October 29, 1998, between Tejas Securities Group, Inc. and Reed Durant (Incorporated herein by reference to Exhibit 10.8 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.7+	Employment and Confidentiality Agreement, dated as of June 1, 2004, between Westech Capital Corp. and Kurt J. Rechner (Incorporated herein by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.8+	Employment and Confidentiality Agreement, dated as of June 1, 2004, between Westech Capital Corp. and John F. Garber (Incorporated herein by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.9+	Modification of employment agreement between Charles H. Mayer and Tejas Securities Group, Inc., dated January 1, 2001 (Incorporated herein by reference to Exhibit 10.19 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.10+	Agreement, dated December 3, 2001, with Correspondent Services Corporation (Incorporated herein by reference to Exhibit 10.9 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.11+	Promissory note agreement dated February 17, 2004 between First United Bank and the Company

10.12+	Employment and Confidentiality Agreement, dated as of June 1, 2004, between Westech Capital Corp. and Mark M. Salter (Incorporated herein by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.13+	Promissory note agreement dated July 7, 2004 between Westech Capital Corp. and Salter Family Partners, Ltd. (Incorporated herein by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

21.1*	Subsidiaries of the Registrant

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the Signature Page of this Registration Statement)

*	Filed herewith.

+	Management contract or compensatory plan or arrangement.

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) of 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on the 15 day of September, 2004.

WESTECH CAPITAL CORP.
By:	/s/ Kurt J. Rechner
Kurt J. Rechner, President and Chief
Operating Officer

POWER OF ATTORNEY

     We, the undersigned directors and officers of Westech Capital Corp., do hereby constitute and appoint Mark M. Salter, Kurt J. Rechner or John F. Garber our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the SEC, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John J. Gorman	Chairman of the Board	September 15, 2004

John J. Gorman

/s/ Mark M. Salter	Chief Executive Officer	September 15, 2004

Mark M. Salter

/s/ Kurt J. Rechner	President and Chief	September 15, 2004
Kurt J. Rechner	Operating Officer
/s/ John F. Garber	Chief Financial Officer	September 15, 2004

John F. Garber

/s/ William A. Inglehart	Director	September 15, 2004

William A. Inglehart

/s/ Charles H. Mayer	Director	September 15, 2004

Charles H. Mayer

/s/ Barry A. Williamson	Director	September 15, 2004

Barry A. Williamson

/s/ Clark N. Wilson	Director	September 15, 2004

Clark N. Wilson

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBITS
3.1	Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235))

3.2	Bylaws (Incorporated herein by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235))

3.3	Certificate of Amendment to Certificate of Incorporation (Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed on June 25, 2001)

3.4	Certificate of Amendment to Certificate of Incorporation (Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed on June 20, 2002)

4.1+	Shareholder Agreement, dated November 23, 1999, between John Ohmstede, John Glade, Michael Hidalgo, Jon McDonald, Britt Rodgers, Bob Sternberg, Mike Wolf, Greg Woodby and the Company (Incorporated herein by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235))

5.1*	Opinion of Morrison & Foerster LLP regarding legality of securities to be sold hereunder

10.1+	First Amended and Restated Westech Capital Corp. 1999 Stock Option Plan

10.2+	Form of Incentive Stock Option Agreement (Incorporated herein by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form 10-12(g)) (File No. 000-29235)

10.3+	Form of Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.4 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235)

10.4+	Lease Agreement, effective as of September 30, 1999, by and between Westech Capital Corp. and Desta Two Partnership, Ltd. (Incorporated herein by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form 10-12(g) (File No. 000-29235)

10.5+	Employment and Confidentiality Agreement, dated as of August 30, 1999, between Tejas Securities Group, Inc. and Charles Mayer (Incorporated herein by reference to Exhibit 10.6 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.6+	Employment and Confidentiality Agreement, dated as of October 29, 1998, between Tejas Securities Group, Inc. and Reed Durant (Incorporated herein by reference to Exhibit 10.8 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.7+	Employment and Confidentiality Agreement, dated as of June 1, 2004, between Westech Capital Corp. and Kurt J. Rechner (Incorporated herein by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.8+	Employment and Confidentiality Agreement, dated as of June 1, 2004, between Westech Capital Corp. and John F. Garber (Incorporated herein by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.9+	Modification of employment agreement between Charles H. Mayer and Tejas Securities Group, Inc., dated January 1, 2001 (Incorporated herein by reference to Exhibit 10.19 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.10+	Agreement, dated December 3, 2001, with Correspondent Services Corporation (Incorporated herein by reference to Exhibit 10.9 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.11+	Promissory note agreement dated February 17, 2004 between First United Bank and the Company

10.12+	Employment and Confidentiality Agreement, dated as of June 1, 2004, between Westech Capital Corp. and Mark M. Salter (Incorporated herein by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.13+	Promissory note agreement dated July 7, 2004 between Westech Capital Corp. and Salter Family Partners, Ltd. (Incorporated herein by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

21.1*	Subsidiaries of the Registrant

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the Signature Page of this Registration Statement)

*	Filed herewith.

+	Management contract or compensatory plan or arrangement.